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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-9

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                     Solicitation/Recommendation Statement
                          Pursuant to Section 14(d)(4)
                     of the Securities Exchange Act of 1934

                                 Furon Company
                           (Name of Subject Company)

                                 Furon Company
                       (Name of Person Filing Statement)

                        Common Stock, without par value
           (including the associated preferred stock purchase rights)
                         (Title of Class of Securities)

                                   361106107
                     (CUSIP Number of Class of Securities)

                            Donald D. Bradley, Esq.
                         General Counsel and Secretary
                                 Furon Company
                             29982 Ivy Glenn Drive
                        Laguna Niguel, California 92677
                                 (949) 831-5350
                          (Name, address and telephone
                         number of person authorized to
                      receive notice and communications on
                     behalf of the person filing statement)

                                with a copy to:

                              Gary J. Singer, Esq.
                             O'Melveny & Myers LLP
                      610 Newport Center Drive, Suite 1700
                        Newport Beach, California 92660
                                 (949) 760-9600

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Item 1. Security and Subject Company.

   The name of the subject company is Furon Company, a California corporation (the "Company"), and the address of the principal executive offices of the Company is 29982 Ivy Glenn Drive, Laguna Niguel, California 92677. The title of the class of equity securities to which this statement relates is the common stock, without par value, of the Company, including the associated preferred stock purchase rights issued pursuant to the Company's Rights Agreement, dated April 30, 1999, between the Company and The Bank of New York (collectively, the "Common Stock").

Item 2. Tender Offer of the Bidder.

   This Statement relates to the tender offer (the "Offer") by FCY Acquisition Corporation, a California corporation ("Purchaser") and an indirect wholly-owned subsidiary of Norton Company, a Massachusetts corporation ("Parent"), which is an indirect wholly-owned subsidiary of Compagnie de Saint-Gobain, a French corporation ("Saint-Gobain"), disclosed in a Tender Offer Statement on
Schedule 14D-1 (the "Schedule 14D-1"), dated September 24, 1999, to purchase all outstanding shares of Common Stock at a price of $25.50 per share (the "Offer Price"), net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 24, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the "Offer") included in the Schedule 14D-1. The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of September 18, 1999 (the "Merger Agreement"), among Parent, Purchaser and the Company. The Merger Agreement provides that, among other things, as soon as practicable after consummation of the Offer and the satisfaction of the other conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the General Corporation Law of the State of California ("California Law"), Purchaser will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation (the "Surviving Corporation"). According to the
Schedule 14D-1, the address of the principal executive offices of Purchaser is 150 Dey Road, Wayne, New Jersey 07470, the address of the principal executive offices of Parent is One New Bond Street, Worcester, Massachusetts 01615-0008 and the address of the principal executive offices of Saint-Gobain is Les Miroirs, 18 avenue d'Alsace, 92400 Courbevoie, France (postal address: Les Miroirs, 92096 Paris La Defense Cedex).

Item 3. Identity and Background.

   (a) The name and address of the Company, which is the person filing this Statement, are set forth in Item 1 above. All information contained in this Statement or incorporated herein by reference concerning Purchaser, Parent, Saint-Gobain or their affiliates, or actions or events with respect to any of them, was provided by Purchaser, Parent or Saint-Gobain, respectively, and the Company takes no responsibility for such information.

   (b) Certain contracts, agreements, arrangements or understandings and any actual or potential conflicts of interest between the Company or its affiliates and (1) the Company's executive officers, directors or affiliates, or (2) Parent, Purchaser, Saint-Gobain or their respective executive officers, directors or affiliates are described below or in the attached Schedule I which is incorporated herein by this reference. See also "Background of the Offer; Past Contacts, Transactions or Negotiations with the Company" in the Offer to Purchase for a description of certain such contracts, agreements, arrangements, understandings or conflicts of interest. For a description of the background of the transaction and recent contacts among Saint-Gobain, Parent and the Company, see Item 4 "The Solicitation or Recommendation" below.

 The Merger Agreement

   The summary of the Merger Agreement contained in the Offer to Purchase is incorporated herein by reference. Such summary should be read in its entirety for a more complete description of the terms and provisions of the Merger Agreement. The following summarizes certain portions of the Merger Agreement,

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which relate to arrangements between the Company, Parent and/or the Company's executive officers and directors. The summary of the Merger Agreement contained in the Offer to Purchase and the following summary are qualified in their entirety by reference to the Merger Agreement, a copy of which is attached hereto as Exhibit 1 and is incorporated herein by reference.

   Board Representation. In the Merger Agreement, the Company agreed that, subject to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 promulgated thereunder, promptly following the purchase of and payment for a number of shares of Common Stock by Purchaser pursuant to the Offer, which, when taken together with the shares of Common Stock owned directly or indirectly by Parent and Saint-Gobain represent at least 90% of the then outstanding shares of Common Stock (the "Minimum Condition"), as such 90% may be reduced to 49.99% pursuant to the terms of the Merger Agreement, Parent shall be entitled to designate the number of directors, rounded up to the next whole number, on the Board of Directors of the Company (the "Board") as will give Parent representation on the Board equal to the product of the total number of directors on the Board (giving effect to the election of any additional directors pursuant to this paragraph) and the percentage that the aggregate number of shares of Common Stock beneficially owned by Parent and Saint-Gobain bears to the total number of shares of Common Stock then outstanding; provided, however, that if Parent purchases 49.99% of the then outstanding shares of Common Stock (the "Revised Minimum Number") in the Offer, Parent shall be entitled to designate a number of directors equal to such percentage rounded up to the next whole number plus one so that Parent will have a majority of the members of the Board, and the Company shall take all action within its power to cause Parent's designees to be elected or appointed to the Board, including, without limitation, increasing the number of directors, and seeking and accepting resignations of incumbent directors. At such time, the Company will also use its reasonable best efforts to cause individual directors designated by Parent to constitute the number of members, rounded up to the next whole number, on (i) each committee of the Board other than any committee of such Board established to take action under the Merger Agreement or the Stock Option Agreement (as defined below) and (ii) each board of directors of each subsidiary of the Company (and each committee thereof) that represents the same percentage as such individuals represent on the Board. Notwithstanding the foregoing, until the effective time of the Merger (the "Effective Time"), the Board shall have at least three directors who are directors on the date of the Merger Agreement and who are not officers of the Company (the "Continuing Directors"); provided that if the number of Continuing Directors is reduced below three for any reason whatsoever, any remaining Continuing Directors (or Continuing Director, if there is only one remaining) will be entitled to designate persons to fill such vacancies who will be deemed to be Continuing Directors for purposes of the Merger Agreement. Pursuant to the Merger Agreement, until the Effective Time, the approval of the Continuing Directors will be required to authorize any termination of the Merger Agreement by the Company, any amendment of the Merger Agreement requiring action by the Board, any amendment of the articles of incorporation or bylaws of the Company, any extension of time for performance of any obligation or action under the Merger Agreement by Parent or Purchaser, any waiver of compliance with any of the agreements or conditions contained in the Merger Agreement for the benefit of the Company and any material transaction with Parent, Purchaser or any affiliate thereof unless such transaction is on terms no less favorable to the Company than the Company would obtain in a similar transaction with an unrelated third party.

   Stock Options. The Merger Agreement provides that at, or immediately prior to the Effective Time, each outstanding stock option issued by the Company to purchase shares of Common Stock (an "Existing Stock Option"), whether or not vested or exercisable, will be cancelled and the Company will pay each holder of an Existing Stock Option at or promptly after the Effective Time for each Existing Stock Option surrendered an amount in cash equal to the product of (x) the excess, if any, of the Offer Price (or any higher price paid for each share of Common Stock in the Offer) over the applicable exercise price of such Existing Stock Option and (y) the number of shares of Common Stock such holder could have purchased (assuming full vesting of all options) had such holder exercised such Existing Stock Option in full immediately prior to the Effective Time. Such payment shall be reduced by applicable withholding taxes.

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   Prior to the Effective Time, the Company will take all actions (including, if appropriate, amending the terms of any option plan or arrangement) that are within its power to give effect to the transactions contemplated by the preceding paragraph.

   As of September 15, 1999, J. Michael Hagan (Chairman of the Board, Chief Executive Officer and President), Monty A. Houdeshell (Vice President and Chief Financial Officer), Joseph R. Grewe (Executive Vice President--Commercial) and Steven S. Willensky (President of Medex, Inc.), held Existing Stock Options to purchase 668,000, 212,000, 54,000 and 21,000 shares of Common Stock, respectively, at weighted average exercise prices of $9.96, $9.32, $12.97 and $15.45, respectively (based on exercise prices ranging from $6.00 to $20.375). Each such Existing Stock Option will be cancelled (if not exercised prior to the consummation of the Offer) in accordance with the foregoing.

   As of September 15, 1999, employees other than the executive officers named above held Existing Stock Options to purchase an aggregate of 1,012,900 shares of Common Stock at a weighted average exercise price of $11.76 per share (based on exercise prices ranging from $6.00 to $20.375). Each such Existing Stock Option will be cancelled (if not exercised prior to the consummation of the Offer) in accordance with the foregoing.

   Employee Stock Purchase Plan. The Merger Agreement provides that after the date of the Merger Agreement, no new offering period will commence under the Company's Employee Stock Purchase Plan (the "ESPP"). As of the Effective Time, the ESPP will be terminated. The Company will pay each participant in any current offering period under the ESPP in cash at the Effective Time, in cancellation of all rights under the ESPP, an amount determined by multiplying
(i) the Offer Price (or any higher price paid for each share of Common Stock in the Offer) by (ii) the number of shares of Common Stock such participant could have purchase under the ESPP based on his or her account balance under the ESPP immediately prior to the Effective Time (such payment to be reduced by applicable withholding taxes); provided that with respect to any fractional shares, the foregoing shall not apply and the balance of each account attributable to such fractional shares shall be returned to the participant in cash.

   Prior to the Effective Time, the Company will take all actions (including, if appropriate, amending the terms of the ESPP or obtaining participant consents) that are necessary to give effect to the transactions contemplated by the preceding paragraph.

   Restricted Stock Units. The Merger Agreement further provides that, at or immediately prior to the Effective Time, the Company will take all actions (including, if appropriate, amending the terms of any incentive compensation plan or arrangement) necessary to provide that each outstanding restricted stock unit (including deferred stock units and deferred shares) issued by the Company (an "Existing Restricted Stock Unit"), whether or not vested or transferable, will be cancelled at or immediately prior to the Effective Time and the Company will pay each holder of such Existing Restricted Stock Unit at or promptly after the Effective Time, the Offer Price (or any higher price paid for each share of Common Stock in the Offer) for each Existing Restricted Stock Unit.

   As of September 15, 1999, pursuant to the Company's 1993 Non-Employee Directors' Stock Compensation Plan, Mr. Shepherd held 2,013 restricted stock units, each of Messrs. Cvengros, Threshie, Ranck and Chase held 6,095 shares of restricted Common Stock and Mr. Shepherd held 2,698 shares of restricted Common Stock.

   As of September 15, 1999, pursuant to the Company's Option Gain Deferral Program, Mr. Hagan held 21,825 units representing deferred shares of Common Stock.

   As of September 15, 1999, pursuant to the Company's 1982 and 1995 Stock Incentive Plan, Mr. Willensky held 12,000 shares of restricted Common Stock and all employees other than the officers named in the "Stock Options" section above held 2,970 shares of restricted Common Stock.

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   Benefit Plans. The Merger Agreement provides that Parent and Purchaser will
(i) honor all employment, severance or similar contractual or benefit plan arrangements of the Company in accordance with their terms in existence on September 18, 1999 and (ii) all legally imposed obligations relating to employment matters. The Merger Agreement states that it is the current intention of Parent and Purchaser to cause the Surviving Corporation to provide benefits to employees of the Company and its subsidiaries that are no less favorable in the aggregate to such employees than those in effect on September 18, 1999; provided that the foregoing shall not limit or restrict the right of the Surviving Corporation or its subsidiaries to terminate the employment of such employees or subsequently to modify the benefits or other terms of employment of such employees, to the extent permitted by applicable law.

   The Merger Agreement provides that until the end of calendar year 2000 Parent will cause the Surviving Corporation to continue to maintain the Company's existing compensation, severance, welfare and pension benefit plans, programs and arrangements (other than any stock based plans, programs and arrangements), to the extent disclosed to Parent prior to September 18, 1999, for the benefit of current and former employees of the Company and its subsidiaries (subject to modification as may be required by applicable law or to maintain the tax exempt status of any such plan which is intended to be qualified under Section 401(a) of the Internal Revenue Code); provided that (i) nothing in the Merger Agreement prohibits Parent from replacing any such existing plan, program or arrangement with a plan, program or arrangement which Parent reasonably believes will provide such employees with benefits which are not materially less favorable in the aggregate than the benefits that would have been provided under such existing plan, program or arrangement and (ii) nothing in the Merger Agreement obligates Parent to provide such employees with any stock based compensation (including, without limitation, stock options or stock appreciation rights) after the Effective Time. The Merger Agreement also provides that the Company and Parent will (i) amend the Furon Employee Stock Ownership Plan and the Furon Employees Profit Sharing Retirement Plan to eliminate the requirement that a participant (other than any such participant who voluntarily terminated his or her employment) be employed on the last day of the current plan year to be entitled to an allocation of contributions thereunder and (ii) keep in effect the Furon Company Severance Pay Plan (the "Severance Plan") (or a plan providing benefits at least equal to the benefits under the Severance Plan) for a period of at least one year following the Effective Time, and amend the Severance Plan to eliminate certain conditions to the receipt of benefits. The Merger Agreement provides all service credited to each employee by the Company through the Effective Time will be recognized by Parent for purposes of eligibility and vesting under any employee benefit plan provided by the Surviving Corporation or Parent for the benefit of such employee. Pursuant to the Merger Agreement, the Company and Parent have agreed to take such actions as are necessary or appropriate (i) to provide that lease payments under the Employee Paid Closed-End Auto Lease Program may continue to be paid by terminated employees through the end of the lease term in effect at the time of termination, to assign such leases to such employees, to pay to each such employee a lump sum cash amount intended to cover the payment of insurance and maintenance of the automobile through the end of the applicable lease term and, if any such lease cannot be transferred to the employee, to provide the employee the option at the end of the lease term to buy-out, refinance or terminate the lease and (ii) for any employee party to a Change of Control Agreement with the Company to continue to pay the employee's club dues through the end of the one year period following the employee's termination of employment, and provide the option to purchase the membership at the expiration of such one year term.

   Insurance and Indemnification. The Merger Agreement provides that for a period of six years after the Effective Time, Parent will, and will cause the Surviving Corporation to, indemnify and hold harmless the present and former officers and directors of the Company in respect of acts or omissions occurring at or prior to the Effective Time to the fullest extent permitted by California Law or any other applicable laws or provided under the Company's articles of incorporation and bylaws in effect on the date of the Merger Agreement, provided that such indemnification shall be subject to any limitation imposed from time to time under applicable law. For a period of six years after the Effective Time, Parent will, and will cause the Surviving Corporation to, provide officers' and directors' liability insurance in respect of acts or omissions occurring prior to the Effective Time covering each such person currently covered by the Company's officers' and directors' liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date of the Merger Agreement.

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   Non-solicitation. In the Merger Agreement, the Company has agreed that the
Company, its subsidiaries and their respective officers, directors, employees, investment bankers, attorneys, accountants, consultants or other agents or advisors shall not directly or indirectly, (i) take any action to solicit, initiate, facilitate or encourage the submission of any Acquisition Proposal (as defined below), (ii) engage in discussions or negotiations with, or disclose any nonpublic information relating to the Company or any of its subsidiaries or afford access to the properties, books or records of the Company or any of its subsidiaries to, any person who the Company has reason to believe may be considering making, or has made, an Acquisition Proposal or any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal, or (iii) grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company. The Company will notify Parent or Parent's outside legal counsel promptly (but in no event later than 36 hours) after receipt by the Company (or any of its advisors) of any Acquisition Proposal, any indication that any person is considering making an Acquisition Proposal or any request for nonpublic information relating to the Company or any of its subsidiaries or for access to the properties, books or records of the Company or any of its subsidiaries by any person who the Company has reason to believe may be considering making, or has made, an Acquisition Proposal and will keep Parent fully informed of the status and details of any such Acquisition Proposal, indication or request (including, any material changes to the terms thereof).

   Notwithstanding the foregoing, the Company may negotiate or otherwise engage in substantive discussions with, and furnish nonpublic information to, any person who delivers a Superior Proposal (as defined below) if (i) the Company has complied with the preceding paragraph, including, without limitation, the requirement that it notify Parent promptly after its receipt of any Acquisition Proposal, (ii) the Board of Directors of the Company determines in good faith by a majority vote, on the basis of advice from its outside legal counsel, that consistent with its fiduciary duties under applicable law, it must take such action, (iii) such person executes a confidentiality agreement with terms no less favorable to the Company than those contained in the Confidentiality Agreement described below, (iv) the Company shall have delivered to Parent four business days' prior written notice advising Parent that it intends to take such action and (v) the Offer shall not have closed.

   For purposes of the Merger Agreement, "Acquisition Proposal" means an inquiry, offer or proposal regarding any of the following involving the Company or any of its subsidiaries: (w) any merger, consolidation, share exchange, recapitalization, business combination or other similar transaction, (x) any sale, lease, exchange, transfer or other disposition of all or substantially all the assets of the Company and its subsidiaries, taken as a whole, in a single transaction or series of related transactions, or (y) any tender offer or exchange offer for 25% or more of the outstanding Shares or the filing of a registration statement under the Securities Act of 1933 in connection therewith. An "Acquisition Proposal" shall not be deemed to include the continuing process to sell the Company's subsidiary located in Rugby, England. For purposes of the Merger Agreement, "Superior Proposal" means any bona fide, unsolicited written Acquisition Proposal for 50% or more of the outstanding shares of Common Stock on terms that the Board of Directors of the Company determines in good faith by a majority vote is more favorable and provides greater value to the Company's shareholders than as provided under the Merger Agreement, and such decision is made on the basis of the advice of a financial advisor of nationally recognized reputation and takes into account all the terms and conditions of the Acquisition Proposal, including any break-up fees, expense reimbursement provisions and conditions to closing.

 Rights Agreement

   The Company's Rights Agreement dated April 30, 1999, between the Company and The Bank of New York (the "Rights Agreement"), provides that certain transactions, including the Offer and the Merger, will cause the issuance of right certificates unless the Board has approved in advance such transactions. At a special meeting of the Board on September 17, 1999, the Board unanimously approved the consummation of the transactions contemplated by the Merger Agreement, including the Stock Option Agreement, the Shareholder Agreement (as defined below), the acceptance of the Offer and consummation of the Merger. As a result of the approval by the Board of the Merger Agreement, the Stock Option Agreement, the Shareholder

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Agreement, the Offer and the Merger, none of Purchaser, Parent and Saint-Gobain will be deemed an "Acquiring Person" under the Rights Agreement and the Offer and the Merger will not cause the issuance of any right certificates pursuant to the Rights Agreement.

   The foregoing summary is qualified in its entirety by the provisions of the Rights Agreement filed as Exhibit 11, which is incorporated herein by reference.

 Restated Articles of Incorporation

   Article 4 of the Company's Restated Articles of Incorporation (the "Articles") provides that the adoption or authorization of certain transactions (including the Merger) with "Interested Persons" holding more than 20% of the shares of Common Stock, including Parent, Purchaser and Saint-Gobain after the purchase by Purchaser of at least 20% of the shares of Common Stock pursuant to the Offer, requires the affirmative vote of the holders of at least 80% of the shares of Common Stock, unless the acquisition of 20% of the shares of Common Stock by such "Interested Person" was approved in advance by the Board by a vote of not less than 75% of the authorized number of directors then holding office. At a special meeting of the Board on September 17, 1999, the Board unanimously approved the consummation of the transactions contemplated by the Merger Agreement, including the Stock Option Agreement, the Shareholder Agreement, the acceptance of the Offer and consummation of the Merger. As a result of the unanimous approval by the Board of the Merger Agreement, the Stock Option Agreement, the Shareholder Agreement, the Offer and the Merger, the provisions of Article 4 of the Articles shall not apply to the Merger Agreement, the Stock Option Agreement, the Shareholder Agreement, the Offer or the Merger.

   The foregoing summary is qualified in its entirety by the provisions of the Articles filed as Exhibit 10, which is incorporated herein by reference.

 The Stock Option Agreement

   The consummation of the Merger is subject to the satisfaction or waiver of certain conditions, including the approval and adoption of the Merger Agreement by the requisite vote, if required by California Law, of the shareholders of the Company. See "Purpose of the Offer," "Certain Conditions of the Offer" and "Certain Legal Matters; Regulatory Approvals" in the Offer to Purchase. Under California Law, if Purchaser acquires, pursuant to the Offer, the Stock Option Agreement, the Shareholder Agreement or otherwise, at least 90% of the shares of Common Stock then outstanding, Purchaser will be able to effect the Merger, without a vote of the Company's shareholders. In such event, Parent, Purchaser and the Company have agreed in the Merger Agreement to take, subject to the satisfaction or (to the extent permitted under the Merger Agreement) waiver of the conditions set forth in the Merger Agreement, all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the acceptance for payment and purchase of shares of Common Stock pursuant to the Offer, without a meeting of the Company's shareholders in accordance with
Section 1110 of California Law.

   Under California Law, the Merger may not be accomplished for cash paid to the Company's shareholders if Purchaser, Parent and Saint-Gobain own directly or indirectly more than 50% but less than 90% of the then outstanding shares of Common Stock, unless either all the shareholders consent or the Commissioner of Corporations of the State of California approves, after a hearing, the terms and conditions of the Merger and the fairness thereof. Simultaneously with entering into the Merger Agreement, and as an inducement to Parent and Purchaser to enter into the Merger Agreement, the Company entered into a Stock Option Agreement with Parent and Purchaser, dated as of September 18, 1999 (the "Stock Option Agreement"). Pursuant to the Stock Option Agreement, the Company granted to Purchaser an irrevocable option (the "Stock Option") to purchase up to the number of shares of Common Stock (the "Option Shares") that, when added to the number of shares of Common Stock owned by Purchaser, Parent and Saint-Gobain immediately following the consummation of the Offer, will constitute 90% of the shares of Common Stock then outstanding (assuming the issuance of the Option Shares) at a cash purchase price per Option Share equal to $25.50 (or any higher price paid for each

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share of Common Stock in the Offer), subject to the terms and conditions set forth in the Stock Option Agreement. However, the Stock Option will not be exercisable if the number of shares of Common Stock subject thereto exceeds the number of authorized shares of Common Stock available for issuance.

   Subject to the terms and conditions of the Stock Option Agreement, the Stock Option may be exercised by Purchaser, at its election, in whole, but not in part, at any one time after the occurrence of a Stock Option Exercise Event (as defined below) and prior to the Stock Option Termination Date (as defined below). A "Stock Option Exercise Event" will occur for purposes of the Stock Option Agreement upon Purchaser's acceptance for payment pursuant to the Offer of shares of Common Stock constituting, together with shares of Common Stock owned directly or indirectly by Parent and Saint-Gobain, more than 50% but less than 90% of the shares of Common Stock then outstanding. Except as provided in the following sentence of this paragraph, the "Stock Option Termination Date" will occur for purposes of the Stock Option Agreement upon the earliest to occur of: (i) the Effective Time; (ii) the date which is 20 business days after the occurrence of a Stock Option Exercise Event; (iii) the termination of the Merger Agreement; and (iv) the date on which Purchaser reduces the Minimum Condition to the Revised Minimum Number and accepts for payment the Revised Minimum Number of shares of Common Stock. Nevertheless, even if the Stock Option Termination Date has occurred, Purchaser will be entitled to purchase the Option Shares if it has exercised the Stock Option in accordance with the terms of the Stock Option Agreement prior to such occurrence. If the Stock Option is exercised by Purchaser (resulting in Purchaser, Parent and Saint-Gobain acquiring 90% or more of the outstanding shares of Common Stock), Parent will be able to effect a short-form merger under California Law, subject to the terms and conditions of the Merger Agreement. The foregoing summary is qualified in its entirety by reference to the Stock Option Agreement, a copy of which is attached as Exhibit 4 and is incorporated herein by reference.

   The obligation of the Company to deliver the Option Shares upon the exercise of the Stock Option is subject to the following conditions: (a) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and any applicable non-United States laws regulating competition, antitrust, investment or exchange controls relating to the issuance of the Option Shares will have expired or been terminated; (b) no provision of any applicable law or regulation and no judgment, injunction, order or decree shall prohibit the exercise of the Stock Option or the delivery of the Option Shares in respect of any such exercise; and (c) delivery of the Option Shares would not require the approval of the Company's shareholders pursuant to the rules of the New York Stock Exchange.

   The Merger Agreement provides that, in the event the Minimum Condition is not satisfied on any scheduled Expiration Date of the Offer, Purchaser may, without the consent of the Company, (i) extend the Offer on not more than two occasions for not more than 10 business days on each such occasion (or for any period required by the Commission or applicable law); (ii) amend the Offer to waive the Minimum Condition in contemplation of the exercise of the Stock Option (to the extent the Stock Option is exercisable at such time); or (iii) amend the Offer to provide that, in the event (A) the Minimum Condition is not satisfied at the next scheduled Expiration Date of the Offer (without giving effect to the exercise of the Stock Option) and (B) the number of shares of Common Stock tendered pursuant to the Offer and not withdrawn as of such next scheduled Expiration Date, when taken together with the shares of Common Stock owned directly or indirectly by Parent and Saint-Gobain, is more than 50% of the then outstanding shares of Common Stock, Purchaser will (x) reduce the number of shares of Common Stock subject to the Offer to a number of shares of Common Stock that, when added to the shares of Common Stock then owned directly or indirectly by Parent and Saint-Gobain, will equal the Revised Minimum Number, (y) reduce the Minimum Condition to the Revised Minimum Number and (z) if a number of shares of Common Stock greater than the Revised Minimum Number is tendered into the Offer and not withdrawn, purchase, on a pro rata basis, the Revised Minimum Number of shares of Common Stock. In the event that (a) the number of shares of Common Stock tendered pursuant to the Offer and not withdrawn as of such next scheduled expiration date, taken together with the number of shares of Common Stock owned directly or indirectly by Parent and Saint-Gobain, is more than 50% of the then outstanding shares of Common Stock,
(b) all conditions to the Offer other than the Minimum Condition shall have been satisfied and (c) shares of Common Stock have not been accepted for payment by Purchaser prior to

November 10, 1999, Purchaser shall be required to take either the action contemplated by clause (ii) or the action contemplated by clause (iii) above. If, pursuant to the Offer, the Stock Option Agreement, the Shareholder Agreement or otherwise, Purchaser does not acquire shares of Common Stock that, taken together with shares of Common Stock owned by Parent and Saint-Gobain, represent at least 90% of the shares of Common Stock then outstanding as of any scheduled Expiation Date of the Offer, and Purchaser instead amends the Offer to reduce the number of shares subject to the Offer to the Revised Minimum Number (as described above), then Purchaser, together with Parent and Saint-Gobain, would own upon consummation of the Offer, 49.99% of the shares of Common Stock then outstanding, and would thereafter solicit the approval of the Merger and the Merger Agreement by a vote of the shareholders of the Company. Under such circumstances, a significantly longer period of time will be required to effect the Merger. See "Background of the Offer; Past Contacts, Transactions or Negotiations with the Company" and "Purpose of the Offer" in the Offer to Purchase.

 The Shareholder Agreement

   The following is a summary of certain provisions of the Shareholder Agreement dated as of September 18, 1999 between Purchaser and J. Michael Hagan (the "Shareholder Agreement"), a copy of which is filed as Exhibit 5 and incorporated herein by reference. Such summary is qualified in its entirety by reference to the Shareholder Agreement.

   Agreement to Tender. Pursuant to the Shareholder Agreement, Mr. J. Michael Hagan (the "Shareholder") irrevocably and unconditionally agrees to validly tender (and not withdraw), pursuant to and in accordance with the terms of the Offer, all of the shares of Common Stock of the Company that Shareholder owns as of the date of the Shareholder Agreement as well as any additional shares of Common Stock of the Company that Shareholder may own, whether acquired by purchase, exercise of options or otherwise, at any time after September 18, 1999 (the "Shareholder Shares").

   Voting Agreement. Pursuant to the Shareholder Agreement, until the earliest to occur of (x) the consummation of the Merger, (y) June 18, 2000 and (z) the termination of the Merger Agreement by Parent under particular circumstances, Shareholder irrevocably and unconditionally agrees to vote or cause to be voted all Shareholder Shares that Shareholder is entitled to vote at the time of any vote of the shareholders of the Company where such matters arise (i) in favor of the approval and adoption of the Merger Agreement and in favor of the transactions contemplated thereby, (ii) against any proposal or transaction which could prevent or delay the consummation of the transactions contemplated by the Merger Agreement and the related agreements and (iii) against any (A) Acquisition Proposal (other than the Merger), (B) corporate action the consummation of which would frustrate the purposes, or prevent or delay the consummation, of the transactions contemplated by the Merger Agreement and the related agreements or (C) other matter relating to, or in connection with, any of the matters referred to in clause (A) and (B) above. The Shareholder Agreement does not limit or restrict Shareholder's ability to act or vote in his capacity as an officer or director of the Company in any manner he so chooses.

   Grant of Proxy. Pursuant to the Shareholder Agreement, Shareholder irrevocably grants a proxy, within the meaning of Section 705 of California Law and in accordance with the provisions of Division 100 of California Law, appointing Purchaser as Shareholder's attorney-in-fact and proxy, with full power of substitution, for and in Shareholder's name, to vote, express, consent or dissent, or otherwise to utilize such voting power in the manner contemplated by the section on "Voting Agreement" above, and upon any other matter relating to the Offer or the Merger, as Purchaser or its proxy or substitute shall, in Purchaser's sole discretion, deem proper with respect to the Shareholder Shares. Such proxy will be revoked upon the termination of the Shareholder Agreement. The proxy granted by Shareholder is granted in consideration of Purchaser's entering into the Merger Agreement and to secure the Shareholder's performance of his agreement and duty to vote or cause to be voted (including by written consent) all of the Shareholder Shares in favor of the Merger as set forth in the section on "Voting Agreement" above.

   Representations and Warranties. The Shareholder Agreement contains customary representations and warranties of the parties thereto.

   No Proxies for or Encumbrances on Shareholder Shares. Except pursuant to the terms of the Shareholder Agreement, Shareholder agrees that, without the prior written consent of Purchaser, Shareholder will not, directly or indirectly, (i) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any Shareholder Shares or (ii) sell, assign, transfer, encumber or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect sale, assignment, transfer, encumbrance or other disposition of, any Shareholder Shares during the term of the Shareholder Agreement. Shareholder shall not seek or solicit any of the foregoing and agrees to notify Purchaser promptly if so approached or solicited himself.

   Appraisal Rights. Shareholder agrees not to exercise any rights (including, without limitation, under Chapter 13 of California Law) to demand appraisal of any shares of Common Stock which may arise with respect to the Merger.

   Amendments; Termination. The Shareholder Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by the parties thereto. The Shareholder Agreement will terminate on the earliest to occur of (x) the consummation of the Merger,
(y) June 18, 2000 or (z) the termination of the Merger Agreement by Parent under certain circumstances.

 Employment Matters

   Mr. Hagan has been advised that, after consummation of the Offer, Parent intends to offer Mr. Hagan a position as a consultant for a period of one year. It is intended that Mr. Hagan will be paid $250,000 for his consulting services. This payment would be in addition to amounts payable to Mr. Hagan as a result of his termination of employment by the Company. See "Change of Control Agreements" and "Payments Under Certain Benefit Plans."

 Confidentiality Agreement

   On May 27, 1999, the Company and Saint-Gobain Industrial Ceramics, Inc. entered into a Reciprocal Confidentiality Agreement (the "Confidentiality Agreement"). Each party has agreed therein that for three years following the date of the Confidentiality Agreement, it will keep confidential all nonpublic, confidential or proprietary information of the other party, subject to certain exceptions, and will use the confidential information for no purpose other than evaluating a possible business combination with the other party. The foregoing summary is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is filed as Exhibit 6 and is incorporated herein by reference.

 Change In Control Agreements

   The Company has entered into change in control agreements with each of Messrs. Hagan, Houdeshell and Grewe (the "Change In Control Agreements") that provide for the payments described below upon termination of employment while the agreement is in effect within six months before or within up to three years following certain "events." The amounts are not payable, however, if the termination of employment was due to death or disability, by the Company for cause, or by the individual without good reason upon the terms provided in such Change In Control Agreement.

   The "events" that trigger payments under the Change In Control Agreements upon termination of employment include (1) the dissolution or liquidation of the Company, (2) certain mergers, consolidations or reorganizations of the Company, (3) certain sales or transfers of substantially all of the Company's business or assets, and (4) a "change in control," which is deemed to include
(a) the acquisition of 15% or more of the outstanding voting securities of the Company by certain persons (other than the individual acting on his own or as part of a group or any employee benefit or stock plan of the Company) and (b) certain changes in the membership of the Board. The consummation of the Offer will constitute an "event" that triggers payments under the Change In Control Agreements.

   The payments under the Change In Control Agreements are (1) if the individual has not been paid his or her incentive compensation for the fiscal year preceding termination of employment, an amount equal to the highest of the three preceding total incentive compensation payments made to him or her in respect of a fiscal year (the "Incentive Payment"), plus (2) a pro rata share (based upon the portion of the fiscal year preceding the termination of employment) of the Incentive Payment, plus (3) three (for Mr. Hagan) or two (for all others) times the sum of (a) the individual's highest annual base salary within the two years prior to termination of employment, and (b) the Incentive Payment. In addition, an individual who is eligible for the above cash payments is entitled to continued participation in the Company's life, health, accident and disability insurance plans for up to two or, for Mr. Hagan, three years following termination of employment. Furthermore, in the event of termination following an "event" for any reason other than by the Company for cause, the individual is entitled to purchase his Company car at its then wholesale value and to retain any existing club memberships upon reimbursement of the membership costs to the Company, and no relocation loan to him will be accelerated. Payments to an individual under the Change In Control Agreement will be increased ("grossed up") to the extent necessary to offset any resulting federal or state excise taxes.

   The aggregate estimated cash payments (excluding any gross-up amount paid to offset excise taxes) to Messrs. Hagan, Houdeshell and Grewe under these Change In Control Agreements (assuming termination of employment on September 15,
1999) would be approximately $3,953,164, $1,331,906 and $888,369, respectively.
If any of them voluntarily terminates his employment without good reason within six months of an event, the above amounts would not be payable, but he would be entitled to a severance payment equal to six months base salary.

   The foregoing summary is qualified in its entirety by the provisions of the Change In Control Agreements filed as Exhibit 16, which is incorporated herein by reference.

 Payments Under Certain Benefit Plans

   The Company maintains the Supplemental Executive Retirement Plan and the Economic Value Added (EVA) Incentive Compensation Plan and such plans provide for the vesting of certain benefits upon the happening of any of the "events" described above under "Change in Control Agreements." If an "event" occurs, then (1) all benefits under the Supplemental Executive Retirement Plan are paid immediately in a cash lump sum to the participant or, if the participant has so elected, a grantor trust funded for the purpose of paying the participant's benefits, with such benefits to be determined in either case based upon a minimum of 10 years of service, or, if greater, the employee's actual years of service plus five (but not to exceed 15 years) and (2) account balances under the Economic Value Added (EVA) Incentive Compensation Plan are immediately payable. A participant who elected to have his or her benefits under the Supplemental Executive Retirement Plan paid to a grantor trust upon an event will be paid those benefits from the trust in accordance with the regular terms of the Plan, unless his or her employment with the Company terminates for any reason within less than two years of the event, in which case, at that time, the participant will be paid his or her benefits directly in a cash lump sum similar to that described above.

   The aggregate estimated lump sum cash payments to Messrs. Hagan, Houdeshell and Grewe under the Supplemental Executive Retirement Plan (assuming termination of employment on September 15, 1999) would be approximately $3,075,000, $840,000 and $190,000, respectively. The aggregate estimated cash payments to Messrs. Hagan, Houdeshell and Grewe under the Economic Value Added
(EVA) Incentive Compensation Plan (assuming termination of employment on September 15, 1999) would be approximately $1,231,573, $528,148 and $231,853, respectively.

   The foregoing summary is qualified in its entirety by the provisions of the Supplemental Executive Retirement Plan and the Economic Value Added (EVA) Incentive Compensation Plan filed as Exhibits 14 and 18, respectively, which are incorporated herein by reference.

 Indemnification Agreements

   Pursuant to the power granted to the Company under its bylaws, the Company is a party to an indemnity agreement with each of its directors and executive officers, which provides that the indemnitee will be entitled to receive indemnification, including advancement of expenses, to the full extent permitted by applicable law and the Company's Articles of Incorporation for all expenses, judgments, fines, penalties and ERISA excise taxes actually and reasonably incurred by the indemnitee in connection with the defense or settlement of any action brought against, threatened to be made against, or otherwise involving, the indemnitee by reason of the indemnitee's capacity as a director or executive officer of the Company.

   The foregoing summary is qualified in its entirety by the provisions of the indemnity agreement filed as Exhibit 15 hereto, which is incorporated herein by reference.

Item 4. The Solicitation or Recommendation.

   (a) Recommendation.

   THE BOARD, AT A SPECIAL MEETING HELD ON SEPTEMBER 17, 1999, UNANIMOUSLY APPROVED THE MERGER AGREEMENT, THE STOCK OPTION AGREEMENT, THE SHAREHOLDER AGREEMENT, THE OFFER AND THE MERGER, AND DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY'S SHAREHOLDERS, AND RECOMMENDED ACCEPTANCE OF THE OFFER AND APPROVAL AND ADOPTION OF THE MERGER AGREEMENT BY THE COMPANY'S SHAREHOLDERS (IF SUCH APPROVAL IS REQUIRED BY APPLICABLE LAW).

   ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS THAT THE COMPANY'S SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES OF COMMON STOCK PURSUANT TO THE OFFER.

   A letter to shareholders communicating the Board's recommendation is filed as Exhibit 7 and incorporated herein by reference.

   (b) Background of the Offer.

   The Company has considered continued growth in revenues and earnings as a key part of its strategic plan. In that connection, the Company from time to time during the last several years has explored potential strategic combinations, including potential mergers with, or acquisitions of, other industry participants. In late 1998, for example, it entered into discussions to merge with a similarly sized industry participant. Such discussion terminated without achieving a transaction. Similarly, a large diversified manufacturing company approached the Company on an unsolicited basis in late June 1999 regarding a potential transaction, and after discussions between the financial advisors and the parties, no formal proposal regarding a business combination was made.

   The Offer and Merger represent the culmination of a series of negotiations between Saint-Gobain and the Company that began at Saint-Gobain's initiation in the fall of 1998.

   On November 24, 1998, Mr. Philippe Crouzet, President of the Industrial Ceramics Division of Saint-Gobain, Mr. Robert C. Ayotte, President and Chief Executive Officer of Saint-Gobain Industrial Ceramics, Inc., and Mr. Gerard Walsh, President and Chief Operating Officer of Norton Performance Plastics Corporation, met with Mr. J. Michael Hagan, the Company's Chairman and Chief Executive Officer, and Mr. Terrence Noonan, who was then the Company's Director, President and Chief Operating Officer, at the Company's headquarters in Laguna Niguel, California. At the meeting, the representatives from each company exchanged general industry and company information, including an introduction of their businesses and an explanation of their current and future growth strategies.

   On March 12, 1999, Mr. Crouzet renewed contact with the Company by telephoning Mr. Hagan and suggesting that the two representatives arrange to meet at some point in the near future.

   On April 20, 1999, Mr. Gianpaolo Caccini, Saint-Gobain Corporation's President and Chief Executive Officer, met with Mr. Crouzet, Mr. Ayotte and Mr. Hagan in New York City. The three representatives from Saint-Gobain indicated to Mr. Hagan a strong interest in developing its commercial performance plastics business and suggested the opportunities available to their respective companies which could result from a possible business combination.

   In conjunction with these discussions, on April 20, 1999, Mr. Crouzet delivered to Mr. Hagan a letter indicating that Saint-Gobain would be prepared to purchase all of the outstanding shares of the Company at a price of $21.00 per share in cash, subject to the completion of legal and business due diligence, satisfactory definitive documentation and the receipt of the necessary approvals and consents.

   On April 22, 1999, Mr. Crouzet and Mr. Hagan spoke by telephone. Mr. Hagan agreed that a combination of Saint-Gobain and the Company would enhance the value and competitive ability of each entity based on potential synergies. Mr. Hagan expressed the view, however, that Saint-Gobain's proposed price of $21.00 per share was unsatisfactory.

   On April 29, 1999, Mr. Crouzet met with Mr. Hagan at Saint-Gobain's headquarters in Paris, France. The two representatives had further discussions regarding Saint-Gobain's proposal, addressing in particular the methodology which Saint-Gobain used to arrive at its proposed price. At the end of this discussion, Mr. Jean-Louis Beffa, the Chairman and Chief Executive Officer of Saint-Gobain, joined the meeting. After receiving an update of the current status of the negotiations, Mr. Beffa expressed his interest in pursuing a transaction with the Company.

   On May 5, 1999, Lazard Freres & Co. LLC ("Lazard Freres"), investment banker to Saint-Gobain, and Lehman Brothers, financial advisor to the Company, met to discuss their respective views regarding a potential transaction involving Saint-Gobain and the Company. During May 1999, the financial advisors had several discussions regarding a proposed transaction. To encourage free discussion and more accurate analysis, on May 27, 1999 the parties negotiated and executed the Confidentiality Agreement.

   In early June 1999, the Company was approached by another large diversified manufacturing company regarding a possible business combination involving the Company. On June 28, 1999, Mr. Hagan met with the Chief Executive Officer of the diversified manufacturing company, and agreed to permit them to conduct some limited due diligence regarding the Company. On July 7, 1999, Mr. Hagan, Mr. Houdeshell, the Company's Chief Financial Officer, and representatives of Lehman Brothers met with representatives of the diversified manufacturing company in New York, and spent a day reviewing the Company's operations with executives from the diversified manufacturing company. The diversified manufacturing company contacted the Company's financial advisors and conveyed an indication of interest at a price below the Offer Price, subject to a number of conditions, in acquiring the Company. At the next Board meeting on July 8, 1999, Mr. Hagan advised the Company's Board of Directors of the unsolicited proposal. At the Board meeting, the unsolicited proposal was dismissed as inadequate and there was a general discussion of how Mr. Hagan should respond to these unsolicited business proposals.

   On June 9, 1999, Mr. Crouzet and Mr. Hagan met in Chicago. Both representatives discussed the feasibility of synergies that could be achieved through a combination of the two companies. Mr. Hagan provided preliminary oral financial forecasts for the remaining part of the Company's current fiscal year. The Saint-Gobain representatives indicated that they were still interested in pursuing a business combination at a price of $21.00 per share, but that they would further consider the possible synergies that had been discussed at the meeting.

   Throughout June and early July, Mr. Crouzet and Mr. Hagan continued their discussions by telephone. By letter dated July 26, 1999, Saint-Gobain delivered a proposal to the Company setting forth Saint-Gobain's interest in acquiring all of the outstanding shares of the Company at a price of $26.00 per share in cash, subject to the completion of legal and business due diligence, satisfactory definitive documentation and the receipt of the necessary approvals and consents.

   On August 4, 1999, the Company's Board of Directors met to discuss the recent proposal from Saint-Gobain. At the meeting, Mr. Hagan reviewed for the Board his prior discussions with Saint-Gobain which had in the past included an attempt by the Company to acquire Saint-Gobain's United States specialty plastics business. Mr. Hagan then asked the Company's legal advisors, O'Melveny & Myers LLP, to review for the Board its legal responsibilities in considering the unsolicited indication of interest. The Board also was presented information by the Company's financial advisor, Lehman Brothers, evaluating the indication of interest, and reviewing the trading performance of the Company's stock and its prospects for the future. The Board authorized Mr. Hagan to continue discussions with Saint-Gobain to see if a higher price could be obtained.

   On August 5, 1999, Mr. Hagan telephoned Mr. Crouzet to advise him of the Board's reaction to Satin-Gobain's proposal. Mr. Hagan informed the representatives of Saint-Gobain that the Board was interested in pursuing the transaction, and agreed that it would be prepared to recommend such a transaction to its shareholders if Saint-Gobain could offer a higher price per share.

   On August 13, 1999, Lazard Freres forwarded a legal due diligence request list prepared by Saint-Gobain to the Company's financial advisor. On August 17, 1999, a conference call with the Company's General Counsel, the Company's outside counsel and Lehman Brothers, Saint-Gobain's outside counsel and Lazard Freres and representatives of Saint-Gobain was held to discuss the due diligence information requested, and the nature of the information that would be available.

   On August 19 and 20, 1999, a presentation by the Company's management in Newport Beach, California was attended by representatives of Saint-Gobain, including Mr. Crouzet, Mr. Ayotte, Mr. Walsh, Mr. Roland Lazard, Vice President and Chief Financial Officer of Saint-Gobain's Industrial Ceramics Division,
Mr. George B. Amoss, Vice President, Finance of Saint-Gobain Corporation, and Mr. John R. Mesher, Vice President, General Counsel and Secretary of Saint-Gobain Corporation, representatives of the Company including Mr. Hagan and Mr. Houdeshell and representatives from Lazard Freres and Lehman Brothers. At the presentation, the Company disclosed its results for its second fiscal quarter and revised financial forecasts for the remainder of its fiscal year ending in January 2000. Since the second quarter results and the full-year forecasts were below the preliminary oral forecasts previously discussed with Saint-Gobain, Mr. Crouzet announced that Saint-Gobain may need to revise its proposal and lower its offering price accordingly. This revised forecast is discussed in the Offer to Purchase under the heading "Certain Information Concerning the Company."

   On August 23, 1999, representatives of Saint-Gobain and its counsel, Davis Polk & Wardell, commenced business and legal due diligence at the offices of the Company's counsel in Newport Beach, California.

   On August 24, 1999, Mr. Crouzet sent a letter to Mr. Hagan reiterating Saint-Gobain's continued interest in entering into a transaction with the Company. The letter indicated that Saint-Gobain was re-evaluating the price it would be willing to offer for the Company, and stated that a specific revised price would be communicated to Mr. Hagan no later than August 27, 1999.

   On August 24, 1999, the Company's Board of Directors held its regularly scheduled board meeting. At that meeting, management of the Company reviewed the strategic plans for the Company, and the Board was advised that the second half of the year was expected to be stronger than the first half, although lower than the estimates discussed with Saint-Gobain in June. The Board was advised of the continued interest of Saint-Gobain in a business combination with the Company and discussed the revised financial forecasts that had been provided to Saint-Gobain.

   On August 26, 1999, Mr. Crouzet communicated Saint-Gobain's revised proposal to acquire the Company for $25.00 per share to Mr. Hagan by telephone and faxed a letter addressed to the Company communicating the same. Drafts of the merger agreement, stock option agreement and shareholder agreement to be executed in connection with the proposed business combination were delivered to representatives of the Company the following day.

   From August 27 to September 6, 1999, Mr. Crouzet and Mr. Hagan spoke on several occasions and continued to discuss the terms of the proposed transaction.

   After consulting with Lazard Freres, on September 6, 1999, Mr. Crouzet telephoned Mr. Hagan and stated that Saint-Gobain was prepared to offer $25.50 per share, subject to the completion of legal and business due diligence, satisfactory definitive documentation and the receipt of the necessary approvals and consents.

   The Company's Board met on September 9, 1999 to consider the revised proposal. At the meeting, Mr. Hagan reviewed the discussions between the parties. Lehman Brothers reviewed the proposal and again provided the Board advice regarding how the proposal compared to other transactions, and what the offer represented in terms of market premiums to the Company's shareholders and how those premiums compared to other transactions. The Company's legal counsel reviewed for the Board the terms of the proposed contract, and the open issues that were still outstanding under the agreement should the Board decide to move forward. The Board indicated that management should continue discussions to see if an acceptable merger agreement could be reached, and scheduled a meeting for the next Friday. Lehman Brothers indicated that it was prepared to deliver a fairness opinion to the Board at the $25.50 per share price.

   Following the Company's Board meeting, detailed negotiations commenced between representatives of the Company and Saint-Gobain, regarding the terms of the Merger Agreement, the Stock Option Agreement and the Shareholder Agreement.

   On September 15, 1999, Mr. Hagan met with the Chief Executive Officer and another executive of another large industrial manufacturing company, who previously indicated an interest in a possible business combination with the Company. On September 16, 1999, Mr. Hagan received a letter from the industrial company indicating that subject to due diligence and other conditions regarding future financial performance of the Company that they were interested in pursuing a business combination at a price per share below the Offer Price.

   On September 17, 1999, the Company's Board met to discuss the proposal and the merger agreement which had been provided to the Board in advance of the meeting. Mr. Hagan reviewed the course of the discussions and negotiations with Saint-Gobain and reviewed the unsolicited indication of interest that had been received on September 16, 1999. The Board determined that the September 16, 1999 indication of interest was unsatisfactory and proceeded to consider the Saint-Gobain offer. Lehman Brothers reviewed the Offer, and indicated that they would be in a position to deliver an opinion to the Board regarding the fairness, from a financial point of view, to the Company's shareholders should the Board decide to go forward. Lehman Brothers delivered that written opinion to the Board at the conclusion of the meeting. O'Melveny & Myers LLP reviewed the outstanding issues under the draft merger agreement, and the Board unanimously determined that the Merger is fair to, and in the best interests of, the Company and its shareholders and approved the form of the Merger Agreement and the Stock Option Agreement (and the transactions and agreements contemplated therein), subject to satisfactory resolution of the outstanding agreement issues, and recommended that the holders of Shares tender their Shares pursuant to the Offer and vote in favor of approval and adoption of the Merger Agreement.

   The parties continued to negotiate the terms of the Merger Agreement (and the related agreements) on September 17, 1999 and September 18, 1999 and, on September 18, 1999, representatives of the Company and Parent and Purchaser executed the Merger Agreement and the Stock Option Agreement and Mr. Hagan and Purchaser executed the Shareholder Agreement.

   On September 19, 1999, Parent and the Company issued a joint press release in the United States announcing the Offer. On September 20, 1999, Saint-Gobain issued a press release in France announcing the Offer.

   (c) Reasons for the Board's Recommendation. Prior to approving the Merger Agreement and the transactions contemplated thereby, the Board received presentations and reviewed the terms and conditions of the Offer and the Merger with the Company's management, legal counsel and financial advisor. In reaching its conclusions described in paragraph (a) above, the Board considered many factors, including, but not limited to, the following:

     (i) the terms and conditions of the Offer, the Merger Agreement and related agreements;

     (ii) the fact that the Offer and the Merger are not conditioned upon Parent or Purchaser obtaining financing to consummate the Offer and the Merger;

     (iii) the relationship between the price to be paid pursuant to the Offer and the Merger and the current and recent historical market prices for the Common Stock (including the fact that the consideration to be received by shareholders pursuant to the Offer and the Merger represents a substantial premium over the average of the prices at which trades in the Common Stock have been reported over the preceding 1, 3, 6 and 12 months);

     (iv) information with respect to the financial condition, results of operations and business of the Company, on both a historical and a prospective basis, current industry, economic and market conditions and trends (including consolidations by the Company's competitors), historical market prices, price to earnings multiples and recent trading patterns of the Common Stock, valuation and financial data relating to other companies engaged in the same or similar businesses as the Company and the prices and premiums paid and other terms in recent acquisition transactions in the industry, and the Board's belief, on the basis of such information, that the price to be paid in the Offer and the Merger fairly reflects the Company's prospects and the risks and uncertainties as well as the opportunities involved in the Company's current business environment;

     (v) the fact that while the Merger Agreement prohibits the Company from soliciting other takeover proposals, the Company may, under certain circumstances, furnish information concerning the Company to a third party and may engage in discussions or negotiations with a third party regarding certain takeover proposals. The Board also noted that the Company may terminate the Merger Agreement following receipt of a Superior Proposal. The Board also considered the termination fee that would be payable to Parent in the event of any such termination, and concluded that the fee was reasonable and necessary to induce Parent to enter into the Merger Agreement;

     (vi) the terms of two recent unsolicited proposals from third parties regarding an acquisition of the Company; and

     (vii) the written opinion of Lehman Brothers dated September 17, 1999, to the effect that, as of such date and based upon and subject to certain matters stated therein, the cash consideration to be offered to holders of Common Stock in the Offer and the Merger was fair from a financial point of view, to such holders, and the presentation made by Lehman to the Board relating to the financial analyses performed by Lehman Brothers in connection with such opinion. The full text of Lehman Brothers' written opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Lehman Brothers, is attached hereto as Schedule II and is incorporated herein by reference. Lehman Brothers' opinion is directed only to the fairness, from a financial point of view, of the cash consideration to be offered in the Offer and the Merger to holders of Common Stock and is not intended to constitute, and does not constitute, a recommendation as to whether any shareholder should tender shares of Common Stock pursuant to the Offer. Shareholders are urged to read such opinion carefully in its entirety.

   The foregoing discussion of the information and factors considered and given weight by the Board is not intended to be exhaustive. In view of the wide variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its determinations. In addition, individual members of the Board may have given different weights to different factors.

   It is expected that, if the shares of Common Stock were not to be purchased by Purchaser in accordance with the terms of the Offer, the Company's current management, under the general direction of the Board, would continue to manage the Company as an ongoing business in accordance with the Company's current long-term strategic plan.

Item 5. Persons Retained, Employed or to be Compensated.

   The Company retained Lehman Brothers as its financial advisor in connection with the Offer and the Merger. Pursuant to the terms of Lehman Brothers' engagement letter dated August 18, 1999, the Company agreed to pay Lehman Brothers a fee of $750,000 upon delivery of its fairness opinion to the Company's Board of Directors and an aggregate financial advisory fee (reduced by any amount previously paid for upon delivery of such fairness opinion) based on 0.85% of the total consideration (including the aggregate principal amount of any indebtedness for money borrowed of the Company or its subsidiaries at the time of public announcement of such sale of the Company (other than any amounts outstanding under the Company's bank credit facility)) payable upon closing of the Merger. The aggregate fee payable to Lehman Brothers is estimated to be approximately $5.4 million. The Company also has agreed to reimburse Lehman Brothers for its reasonable out-of-pocket expenses, including reasonable professional and legal fees and expenses, not to exceed $50,000 in the aggregate without the Company's prior written consent, and to indemnify Lehman Brothers and certain related parties against certain liabilities, including liabilities under the federal securities laws, arising out of Lehman Brothers' engagement. In the ordinary course of business, Lehman Brothers and its affiliates may actively trade or hold the securities of the Company and Parent for their own account or for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities.

   Except as set forth above, neither the Company nor any person acting on its behalf has employed or retained or will compensate any other person to make solicitations or recommendations to shareholders on behalf of the Company with respect to the Offer or the Merger.

Item 6. Recent Transactions and Intent with Respect to Securities.

   (a) Other than the Shareholder Agreement and open market purchases made from time to time by employee benefit trusts to fund obligations of the Company to issue shares under employee benefit plans, no transactions in the shares of Common Stock have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

   (b) To the best of the Company's knowledge, each of the Company's executive officers, directors and affiliates who own shares of Common Stock presently intend to tender such shares of Common Stock pursuant to the Offer, except for shares of Common Stock purchasable upon exercise of Existing Stock Options to the extent such Existing Stock Options will be cancelled in exchange for cash payments pursuant to the Merger Agreement as referenced in Item 3(b) above. Pursuant to the Shareholder Agreement, Mr. Hagan has (i) agreed to tender all shares of Common Stock covered thereby into the Offer, (ii) agreed to vote such shares in favor of the Merger and (iii) granted to Purchaser an irrevocable proxy to vote such shares in accordance with the foregoing. See "Shareholder Agreement" under Item 3(b) above.

Item 7. Certain Negotiations and Transactions by the Subject Company.

   (a) Except as indicated above in Items 3 and 4, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to, or would result in, (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, (iii) a tender offer for or other acquisition of securities by or of the Company, or (iv) any material change in the present capitalization or dividend policy of the Company.

   (b) Except as indicated above in Items 3 and 4 and clauses (i) through (iv) of Item 7(a) above, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in this
Item 7. Pursuant to the Merger Agreement, the Company has agreed to commence a tender offer to acquire, subject to consummation of the Offer, its outstanding 8 1/8% Senior Subordinated Notes due 2008.

Item 8. Additional Information to be Furnished.

   The Information Statement attached as Schedule I hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company's shareholders.

Item 9. Material to Be Filed as Exhibits.

   The following exhibits are filed herewith:

Exhibit 1  Offer to Purchase, dated September 24, 1999.*

Exhibit 2  Letter of Transmittal, dated September 24, 1999.*

Exhibit 3 Agreement and Plan of Merger, dated as of September 18, 1999, by and among Furon Company, Norton Company and FCY Acquisition Corporation (incorporated by reference to Exhibit (c)(1) to the Schedule 14D-1).

Exhibit 4 Stock Option Agreement dated as of September 18, 1999, among Furon Company, Norton Company and FCY Acquisition Corporation (incorporated by reference to Exhibit (c)(2) to the Schedule 14D-1).

Exhibit 5 Shareholder Agreement dated as of September 18, 1999, between J. Michael Hagan and FCY Acquisition Corporation (incorporated by reference to Exhibit(c)(3) to the Schedule 14D-1).

Exhibit 6 Reciprocal Confidentiality Agreement, dated May 27, 1999, by and between Saint- Gobain Industrial Ceramics, Inc. and Furon Company (incorporated by reference to Exhibit (c)(4) to the Schedule 14D-1).

Exhibit 7  Letter to Shareholders of Furon Company, dated September 24, 1999.*

Exhibit 8 Opinion of Lehman Brothers, dated September 17, 1999 (attached hereto as Schedule II).*

Exhibit 9 Joint Press Release, dated September 19, 1999, issued by Furon Company and Norton Company (incorporated by reference to Exhibit
           (a)(6) to the Schedule 14D-1).

Exhibit 10 Restated Articles of Incorporation as amended (incorporated by reference to Exhibits 3 and 3A to the Company's Annual Reports on Form 10-K filed on April 7, 1994 and April 9, 1998, respectively).

Exhibit 11 Rights Agreement, dated as of April 30, 1999, between Furon Company and The Bank of New York (incorporated by reference to Exhibit 2 to the Registration Statement of Furon Company on Form 8-A, dated April 30, 1999).

Exhibit 12 1982 Stock Incentive Plan, as amended (incorporated by reference to
           Exhibits 10.1, 10.1A and 10.1A to Furon Company's Quarterly Reports on Form 10-Q filed on September 13, 1994, September 2, 1997 and December 11, 1998, respectively).

Exhibit 13 Employee Relocation Assistance Plan as amended (incorporated by reference to Exhibit 10.2 to the Furon Company's Annual Report on Form 10-K filed on March 21, 1990).

Exhibit 14 Supplemental Executive Retirement Plan as presently in effect
           (incorporated by reference to Exhibit 10.5 to Furon Company's Annual Report on Form 10-K filed on March 28, 1991, Exhibit 10.4 to Furon Company's Annual Report on Form 10-K filed on March 29, 1993, and Exhibits 10.4A and 10.3A to Furon Company's Quarterly Reports on Form 10-Q filed on September 13, 1994 and September 2, 1997, respectively).

Exhibit 15 Form of Indemnity Agreement with each of the directors and officers of Furon Company (incorporated by reference to Exhibit C to Furon Company's definitive Proxy Statement filed May 2, 1988).

Exhibit 16 Form of Change-in-Control Agreement between Furon Company and each of its executive officers (incorporated by reference to Exhibit 10.6 to Furon Company's Quarterly Report on Form 10-Q filed on May 30,
           1997).

Exhibit 17 Deferred Compensation Plan as amended (incorporated by reference to
           Exhibit 10.7 to Furon Company's Quarterly Report on Form 10-Q filed on December 11, 1998).

Exhibit 18 Economic Value Added (EVA) Incentive Compensation Plan as amended
           (incorporated by reference to Exhibit 10.8 to Furon Company's Quarterly Report on Form 10-Q filed on May 29, 1998).

Exhibit 19 1995 Stock Incentive Plan as amended (incorporated by reference to
           Exhibit A to Furon Company's definitive Proxy Statement filed May 1, 1995, Exhibit 10.12A to Furon Company's Annual Report on Form 10-K filed March 28, 1997 and Exhibits 10.12B and 10.9A to Furon Company's Quarterly Reports on Form 10-Q filed September 2, 1997, and December 11, 1998, respectively).

Exhibit 20 Option Gain Deferral Program (incorporated by reference to Exhibit
           10.16 to Furon Company's Quarterly Report on Form 10-Q filed on December 11, 1998).

Exhibit 21 1993 Non-Employee Directors' Stock Compensation Plan as amended
           (incorporated by reference to Exhibits 10.12, 10.12A and 10.11A to Furon Company's Quarterly Reports on Form 10-Q filed on June 2, 1994, August 24, 1995 and September 2, 1997, respectively).
--------
*  Included in copies mailed to shareholders.

                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated: September 24, 1999                 FURON COMPANY

                                                     J. Michael Hagan
                                          By: /s/______________________________
                                             Name:   J. Michael Hagan
                                             Title:  Chairman of the Board,
                                                     Chief Executive Officer
                                                     and President

                                                                      SCHEDULE I

                                 FURON COMPANY
                             29982 Ivy Glenn Drive
                        Laguna Niguel, California 92677

                INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14f-1 THEREUNDER

   This Information Statement is being mailed on or about September 24, 1999, as part of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to the holders of record of the shares of Common Stock, without par value, of the Company, including the associated preferred stock purchase rights issued pursuant to the Rights Agreement (the "Common Stock"). This Information Statement is furnished in connection with the possible election of persons designated by Parent to a majority of the seats on the Board. The Merger Agreement requires the Company, at the request of Purchaser, to take all action necessary to cause Parent's designees (the "Parent Designees") to be elected to the Board under the circumstances described therein. This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder.

   You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9.

   Pursuant to the Merger Agreement, Parent commenced the Offer on September 24, 1999. The Offer currently is scheduled to expire at 12:00 midnight, New York City time, on October 22, 1999, unless extended.

   The information contained in this Information Statement concerning Saint-Gobain, Parent and Purchaser has been furnished to the Company by Saint-Gobain, Parent and Purchaser, respectively, and the Company assumes no responsibility for the accuracy or completeness of such information.

                               BOARD OF DIRECTORS

General

   The shares of Common Stock are the only class of voting securities of the Company outstanding. Each share of Common Stock has one vote. As of September 22, 1999, the Company had 18,508,997 shares of Common Stock outstanding. The Board currently consists of seven members with two vacancies. Each director holds office until such director's successor is elected and qualified or until such director's earlier resignation or removal.

Right to Designate Directors; Parent Designees

   In the Merger Agreement, the Company agreed that, subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, promptly following the purchase of and payment for a number of shares of Common Stock by Purchaser pursuant to the Offer, which, when taken together with the shares of Common Stock owned directly or indirectly by Parent and Saint-Gobain represent at least 90% of the then outstanding shares of Common Stock (the "Minimum Condition") (as such 90% may be reduced to 49.99% pursuant to the terms of the Merger Agreement), Parent shall be entitled to designate the number of directors, rounded up to the next whole number, on the Board of Directors of the Company as will give Parent representation on the Board equal to the product of the total number of directors on the Board (giving effect to the election of any additional directors pursuant to this paragraph) and the percentage that the aggregate number of shares of Common Stock beneficially owned by Parent and Saint-Gobain bears to the total number of shares of Common

Stock then outstanding; provided, however, that if Parent purchases 49.99% of the then outstanding shares of Common Stock (the "Revised Minimum Number") in the Offer, Parent shall be entitled to designate a number of directors equal to such percentage rounded up to the next whole number plus one so that Parent will have a majority of the members of the Board, and the Company shall take all action within its power to cause the Parent Designees to be elected or appointed to the Board, including, without limitation, increasing the number of directors, and seeking and accepting resignations of incumbent directors. At such time, the Company will also use its reasonable best efforts to cause the Parent Designees to constitute the number of members, rounded up to the next whole number, on (i) each committee of the Board other than any committee of such Board established to take action under the Merger Agreement or the Stock Option Agreement (as defined below) and (ii) each board of directors of each subsidiary of the Company (and each committee thereof) that represents the same percentage as such individuals represent on the Board. Notwithstanding the foregoing, until the Effective Time, the Board shall have at least three directors who are directors on the date of the Merger Agreement and who are not officers of the Company (the "Continuing Directors"); provided that if the number of Continuing Directors is reduced below three for any reason whatsoever, any remaining Continuing Directors (or Continuing Director, if there is only one remaining) will be entitled to designate persons to fill such vacancies who will be deemed to be Continuing Directors for purposes of the Merger Agreement. Pursuant to the Merger Agreement, until the Effective Time, the approval of the Continuing Directors will be required to authorize any termination of the Merger Agreement by the Company, any amendment of the Merger Agreement requiring action by the Board, any amendment of the articles of incorporation or bylaws of the Company, any extension of time for performance of any obligation or action under the Merger Agreement by Parent or Purchaser, any waiver of compliance with any of the agreements or conditions contained in the Merger Agreement for the benefit of the Company and any material transaction with Parent, Purchaser or any affiliate thereof unless such transaction is on terms no less favorable to the Company than the Company would obtain in a similar transaction with an unrelated third party.

   Parent has informed the Company that it will choose the Parent Designees from the directors and executive officers listed in Schedule I to the Offer to Purchase, a copy of which is being mailed to shareholders together with this
Schedule 14D-9. The information on such Schedule I is incorporated herein by reference.

   It is expected that the Parent Designees may assume office at any time following the purchase by Purchaser of the specified minimum percentage of shares of Common Stock pursuant to the Offer, which purchase cannot be earlier than October 22, 1999, and that, upon assuming office, the Parent Designees will thereafter constitute at least a majority of the Board.

                     DIRECTORS AND OFFICERS OF THE COMPANY

   The names of the current directors and executive officers, their ages as of September 24, 1999 and certain other information about them are set forth below. As indicated above, some of the current directors may resign effective immediately following the purchase of the shares of Common Stock by Purchaser pursuant to the Offer.

                                                                                Shares
                                                                Director     Beneficially
          Name                          Position                 Since   Age    Owned
          ----                          --------                -------- --- ------------
J. Michael Hagan(6)..... Chairman of the Board, Chief Executive   1980    60   775,236
                         Officer and President

Peter Churm(6).......... Chairman Emeritus                        1963    73   816,297

William D.               Director                                 1987    50    11,131
 Cvengros(1)(2)(6)......

R. David                 Director                                 1990    68    42,131
 Threshie(2)(3)(4)......

Bruce E. Ranck(3)(4).... Director                                 1994    50    11,095

Cochrane Chase(3)(5).... Director                                 1979    67    22,231

William C.               Director                                 1995    60    15,711
 Shepherd(1)(2)(5)......

--------
(1)  Member of Compensation Committee

(2)  Member of Nominating Committee

(3)  Member of Audit Committee

(4)  Term expires 2000

(5)  Term expires 2001

(6)  Term expires 2002

   The Board is divided into three classes of directors who serve for staggered three-year terms.

   J. Michael Hagan has been employed by the Company since 1967 and was elected Chairman of the Board and Chief Executive Officer of the Company in 1991 and assumed the office of President in February 1999. He previously served as President from 1980 to 1991 and as a Vice President from 1975 to 1980.
Mr. Hagan also is a director of Freedom Communications, Inc., Ameron, Inc. and RemedyTemp, Inc.

   Peter Churm currently is retired. He rendered management consulting services to the Company for five years following his retirement in 1992. Mr. Churm was named Chairman Emeritus of the Board in 1991, having previously served as Chairman of the Board of the Company from 1980 to 1991 and as President from 1963 to 1980. Mr. Churm also is a director of CKE Restaurants, Inc. and Diedrich Coffee, Inc.

   William D. Cvengros has served as President, Chief Executive Officer and a director of PIMCO Advisors L.P., a publicly traded investment management firm, since November 1994. Previously, he served since 1990 as the Vice Chairman and Chief Investment Officer of Pacific Life Insurance Company, a life insurance and investment company. He joined Pacific Life in 1972, and was elected Vice President in 1982, Senior Vice President in 1985 and Executive Vice President in 1986. Mr. Cvengros also is a director of RemedyTemp, Inc.

   R. David Threshie has served as Chairman of the Board of Freedom Communications, Inc., an integrated communications company, since November 1998. From 1979 through December 1998, he served as Publisher and Chief Executive Officer of the Orange County Register, a division of Freedom Communications.

   Bruce E. Ranck currently is retired. Prior to his retirement, he served as the President and Chief Executive Officer of Browning-Ferris Industries, Inc., a waste services provider ("BFI"), from October 1995 through July 1999 and as a director of BFI from 1990 through July 1999. He has served as BFI's President and Chief Operating Officer since 1991 and was Executive Vice President (Solid Waste Operations--North America) from 1989 to 1991, having previously served as a Regional Vice President for more than five years.

   Cochrane Chase currently is retired. Prior to his retirement in 1988, he served for 21 years as Chairman of the Board of Cochrane Chase, Livingston & Company, Inc., an advertising, marketing and public relations firm.

   William C. Shepherd has been the President and Chief Executive Officer and a director of Allergan Specialty Therapeutics, Inc. ("ASTI"), a pharmaceutical research and development company, since it was spun off to stockholders in March 1998 by Allergan, Inc., a global provider of specialty therapeutic products. He has agreed to provide certain consulting services to Allergan for the three-year period following his January 1, 1998 retirement. Previously, Mr. Shepherd had served as Allergan's Chairman of the Board (since January 1996), President and Chief Executive Officer (since 1992) and a director (since 1984). He joined Allergan in 1966 and was President and Chief Operating Officer from 1984 to 1992. Mr. Shepherd also is a director of Techniclone Corporation.

The Company's Officers

   The Company's executive and other officers are as follows:

         Name          Age              Position/Business Experience
         ----          ---              ----------------------------
 Executive Officers
 J. Michael Hagan.....  60 Chairman of the Board, Chief Executive Officer and
                           President

                           Mr. Hagan has been employed by the Company since 1967 and was promoted to Division Manager in 1969, elected
                           Vice President in 1975, and served as a director and President from 1980 to June 1991 when he was appointed
                           Chairman of the Board and Chief Executive Officer. He also assumed the office of President in February 1999.
                           Mr. Hagan is a director of Freedom Communications, Inc., Ameron, Inc. and RemedyTemp, Inc.

 Joseph R. Grewe......  51 Executive Vice President--Commercial

                           Mr. Grewe joined the Company in March 1996 to manage its manufacturing operations and served as Vice
                           President-Operations from March 1997 until February
                           1999, when he was appointed to his current position.
                           He came to the Company from MascoTech, Inc., where he had been the President of MascoTech Sintered
                           Components, a manufacturer of automotive industrial components and assemblies, since 1988. Previously, he held a wide range of manufacturing positions since
                           1968 with General Motors Corporation, Rockwell
                           International and a start-up company in which he was a principal.

 Monty A. Houdeshell..  51 Vice President and Chief Financial Officer

                           Mr. Houdeshell joined the Company in 1988 as Vice
                           President and Chief Financial Officer and also served as Secretary from 1988 to February 1991 and as Treasurer from 1988 to June 1998. From 1985 to 1988,
                           Mr. Houdeshell served as Vice President, Chief
                           Financial Officer and Treasurer of Oak Industries,
                           Inc., a manufacturer of electronic components and controls.

 Steven S. Willensky..  45 President of Medex, Inc.

                           Mr. Willensky joined the Company in June 1997 to lead its marketing program and was elected President of Medex in August 1998 and named an executive officer of the Company in March 1999. Previously, Mr. Willensky was with General Electric Company for 12 years, most recently serving as Vice President of Global Marketing
                           & Product Management for GE Lighting from 1994 to
                           1997.

        Name         Age               Position/Business Experience
        ----         ---               ----------------------------
 Other Officers
 John V. May........  50 Treasurer

                         Mr. May joined the Company in November 1990 as Director of Treasury Operations and was named Treasurer in June
                         1998. Prior to joining the Company, he was Manager of Corporate Finance at Maxwell Technologies, Inc., a developer and manufacturer of pulsed power products.

 David L. Mascarin..  45 Controller

                         Mr. Mascarin joined the Company in August 1996 as
                         Controller. Prior to joining the Company, Mr. Mascarin served for more than five years as a Site Controller for the Power Train Operations of Ford Motor Company, with which he had been employed for 18 years.

 Donald D. Bradley..  43 General Counsel and Secretary

                         Mr. Bradley joined the Company in June 1990 as Senior
                         Attorney and Assistant Secretary and was named Corporate
                         Secretary in February 1991 and General Counsel in
                         February 1992. Previously, he was a Special Counsel with
                         O'Melveny & Myers LLP, an international law firm with which he had been associated since 1982.

All officers of the Company are elected annually by and serve at the pleasure of the Board. There are no family relationships among any of Furon's officers.

Board of Directors' Meetings and Committees

   During the fiscal year ended January 30, 1999, the Board met four times. Each director attended at least 75% of all meetings of the Board and the committees on which the director served. The only standing committees of the Board are described below.

   The Board's Audit Committee, which currently is comprised of Messrs. Ranck (Chairman), Threshie and Chase, held three meetings during the last fiscal year. The Audit Committee reviews the Company's financial reporting and internal operating controls, its Annual Report on Form 10-K and the selection of the Company's independent auditors. It also reviews with the independent auditors the scope and results of the annual audit and the Company's reporting systems and practices and makes recommendations to the Board with respect to the foregoing.

   The Board's Compensation Committee, which currently is comprised of Messrs. Cvengros (Chairman) and Shepherd, held one meeting during the last fiscal year. The Compensation Committee reviews and recommends to the Board the remuneration (including salary, bonus, retirement and other benefits) to be paid or made available to officers and key employees, reviews benefit programs available to all employees and administers certain of the Company's employee benefit plans.

   The Board's Nominating Committee, which currently is comprised of Messrs. Threshie (Chairman), Cvengros and Shepherd, held one meeting during the last fiscal year. The Nominating Committee nominates persons to fill vacancies on the Board and to stand for election at the Company's annual meetings of shareholders, subject in each case to the Board's right to approve or reject the nominees selected. The Nominating Committee will consider nominees recommended by shareholders for next year's annual meeting if a written recommendation is timely received by the Company's Secretary.

Compensation of Directors

   Each director who is not an employee of the Company is paid $15,400 per year, plus $1,100 for each Board meeting attended, $1,000 for each committee meeting attended and certain expenses related to attendance. A committee Chairman is paid an additional $3,500 per year.

   In November 1993, the Board adopted the 1993 Non-Employee Directors' Stock Compensation Plan ("Plan"). The Plan provides non-employee directors with the opportunity to acquire Common Stock of the Company in lieu of their annual cash retainer. Eligible directors make an election to receive their annual retainer payable for the one-year term commencing on the date of the next annual meeting of shareholders in (i) cash, (ii) restricted shares of the Company's Common Stock, or (iii) hypothetical stock "units." The stock units have no voting power and are converted to shares of the Company's Common Stock on a one-for-one basis upon distribution from the Plan following the director's termination as a member of the Board or the expiration of some other fixed period specified by the director, whichever occurs sooner. A separate bookkeeping account for dividends on the stock units is also maintained and paid in cash (without interest) at the time the stock units are distributed. The number of restricted shares or stock units which an eligible director receives under the Plan is determined by dividing the director's annual retainer by the fair market value of the Company's Common Stock on the date of the annual meeting of shareholders, and by then multiplying that number by 1.1. In effect, this provides an incentive for participating directors to increase their ownership of the Company's Common Stock by enabling them to obtain shares at a discount of 9.09%. The shares acquired under the Plan are nonforfeitable, but are subject to significant restrictions on transferability for five years from the date of award, unless the director ceases to be a member of the Board. The Plan provides that upon the occurrence of certain "events" described below under "Executive Compensation -- Change in Control Agreements," the restrictions on transferability applicable to shares issued under the Plan immediately lapse. As of August 31, 1999, Messrs. Chase, Cvengros and Threshie each has acquired 8,131 restricted shares, Mr. Ranck has acquired 6,095 restricted shares and Mr. Shepherd has acquired 2,698 restricted shares and 2,013 stock units.

Compensation Committee Interlocks and Insider Participation

   The Company's Chairman, J. Michael Hagan, serves as a member of the Compensation Committee of Freedom Communications, Inc., a private, family owned, integrated communications company. R. David Threshie, a director of the Company, was an executive officer of Freedom Communications, Inc. during the Company's fiscal year ended January 30, 1999. Mr. Threshie has never been a member of the Company's Compensation Committee.

                        SECURITY OWNERSHIP OF PRINCIPAL
                          SHAREHOLDERS AND MANAGEMENT

   The following table sets forth certain information as of September 24, 1999, concerning the beneficial ownership of the Company's Common Stock by (i) the only persons known by the Company to own beneficially more than five percent of the outstanding shares of Common Stock, (ii) the individuals named in the Summary Compensation Table, and (iii) all current directors and executive officers of the Company as a group. Except as otherwise indicated, beneficial ownership includes both voting and dispositive or investment power (whether or not shared with a spouse directly or indirectly as trustees of a family trust or similar arrangement).

                                                      Shares Beneficially
                                                             Owned
                                                      -------------------------
        Name and Address of Beneficial Owner            Number       Percent
        ------------------------------------          -----------    ----------
T. Rowe Price Associates, Inc........................   1,613,400(1)      8.7%
 100 E. Pratt Street
 Baltimore, Maryland 21202

Kalmar Investments Inc...............................   1,064,200(1)      5.7%
 Barley Mill House
 3701 Kennett Pike
 Greenville, Delaware 19807

J. Michael Hagan.....................................     775,236(2)     4.08%

Monty A. Houdeshell..................................     204,304(2)     1.09%

Joseph R. Grewe......................................      25,809(2)        *

Steven S. Willensky..................................      50,650(2)        *

Current Directors and Executive Officers as a Group
 (10 persons)........................................   1,974,595(2)    10.29%

--------
 * Less than one percent.

(1) Based upon information provided by these registered investment advisers. T. Rowe Price Associates, Inc.'s ("Price Associates") shares are owned by various individual and institutional investors, including T. Rowe Price Small-Cap Value Fund, Inc. (which owns 1,000,000 shares with sole voting power, representing 5.4% of the shares outstanding), for which Price Associates serves as investment adviser with sole dispositive power and, as to 324,100 shares, sole voting power. For purposes of the reporting requirements of the Securities Exchange Act of 1934, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities. Kalmar Investments Inc. has sole dispositive power and no voting power over the shares shown as beneficially owned by it.

(2) Includes for current executive officers Messrs. Hagan, Houdeshell, Grewe and Willensky and for the group, respectively, 493,000 shares, 167,000 shares, 18,000 shares, 2,250 shares and 680,250 shares subject to stock options which are exercisable within 60 days and were granted under the Company's Stock Incentive Plans. Includes for Mr. Hagan 24,249 nonvoting "deferred shares" credited to his account in the Company's Deferred Compensation Plan following the deferral of a distribution from his stock account in the Company's Economic Value Added ("EVA") incentive compensation bank maintained under the Company's EVA Incentive Compensation Plan (the "EVA Plan") and the exercise under the Company's Option Gain Deferral Program of stock options granted under the Company's 1982 Stock Incentive Plan, which deferred shares convert on a one-for-one basis into and are paid in shares of Common Stock following the end of the deferral period in accordance with the terms of those Plans. Does not include for

   Messrs. Hagan, Houdeshell, Grewe, Willensky and the group 15,345 shares, 6,536 shares, 3,359 shares, 2,409 shares and 27,649 shares evidenced by nonvoting "stock units" credited to their stock accounts in the EVA bank, which convert on a one-for-one basis into and are paid in shares of Common Stock upon payout subject to and in accordance with the terms of the EVA Plan. See "Executive Compensation -- Long-Term Incentive Compensation."

                             EXECUTIVE COMPENSATION

Compensation Committee Report on Executive Compensation

   The Compensation Committee (the "Committee") of the Board is comprised of non-employee independent directors, none of whom has any interlocking or other relationships with the Company that would call into question their independence as Committee members. The Compensation Committee reviews, administers and monitors the Company's executive compensation plans, policies and programs.

Executive Compensation Philosophy and Principles

   The executive compensation philosophy of the Company is to link compensation with enhancement of shareholder value, as measured by improvements in Economic Value Added ("EVA") and the Company's stock price. According to empirical stock market research by Stern Stewart & Co., the nationally recognized corporate financial advisory firm that developed the measure ("Stern Stewart"), EVA(R) has a stronger correlation with shareholder value than all other financial performance measures. As a result, the Committee believes that the Company has aligned the financial interests of the executive officers with those of the Company's shareholders.

   The principles followed by the Committee to implement the executive compensation philosophy are (i) to provide a cash compensation package consisting of competitive base salary levels and incentive opportunities that are linked to corresponding levels of performance as measured by EVA and (ii) to grant stock option incentives which require increases in the Company's stock price in order for executives to realize value and, thus, are tied to the Company's long-term stock performance. The result is a total compensation opportunity largely dependent upon the Company's performance. To measure the effectiveness of the executive compensation program in achieving the foregoing objectives, the Committee uses the services of Stern Stewart and Towers Perrin, an internationally recognized compensation consulting firm (collectively, the "Consultants"), which provide independent expertise and direction on these matters.

   As one of the factors in its consideration of compensation matters, the Committee will continue to consider, to the extent determinable, the anticipated tax consequences to the Company and its executive officers of the levels and forms of executive compensation. The tax consequences of various levels and forms of compensation, including tax deductibility to the Company, may depend upon the timing of payment or vesting or exercise of previously granted rights. In addition, interpretations of and changes in the tax laws and other factors beyond the Committee's control also affect the tax consequences of executive compensation. For these and other reasons, the Committee will not necessarily and in all circumstances limit executive compensation to that level or those forms which would be deductible by the Company for tax purposes. However, the Committee will consider various alternatives for preserving the deductibility of executive compensation to the extent reasonably practicable and consistent with its other compensation objectives.

Executive Compensation Components

   The Company's executive compensation is based on three principal components, each of which is intended to support the overall compensation philosophy. As a result, substantially more than 50% of the executive officers' total compensation opportunity is at risk and contingent upon the performance of the Company. The three principal components are:

  . Base Salary. Base salary ranges are reviewed and established at the beginning of each fiscal year. The Company participates in a broad based compensation study conducted annually by Towers Perrin (the "Towers Perrin Study") to ensure that base salary ranges reflect competitive job market conditions for similar sized companies in terms of sales, employees and related factors. (The Towers Perrin Study covers several of the companies included in the Russell 2000 and some of those in the Russell 2000: Materials and Processing indices shown below under "Performance Graph.") Adjustments to actual base salaries are made subjectively pursuant to job performance and relationship to the midpoint range (which is plus or minus 10% of the actual midpoint) of the salary range for the salary grade corresponding to the executive's position and level of responsibilities. The Company's philosophy is to provide a competitive base salary that is within the midpoint range of the applicable salary grade.

  . Incentive Compensation. The incentive compensation opportunity under the Company's EVA Incentive Compensation Plan (the "EVA Plan") contains short-term and long-term components. These components are determined by the achievement of continuous improvement in EVA in relation to self-adjusting criteria that initially were established by the Committee subjectively (consistent with the advice of the Consultants) in connection with the implementation of the EVA Plan. Economic Value Added and the EVA Plan are discussed in more detail below.

  . Stock Options. Executive officers are eligible to receive annual grants of stock options. The stock option awards are intended to retain and motivate executive officers to improve long-term stock market performance. Awards generally are granted at the fair market value of the Company's Common Stock at the date of grant, vest in equal installments over a four-year period and have a ten-year term. In connection with the implementation of the EVA Plan, the Company switched from a variable to a "fixed share" annual option grant policy for its executive officers, which it believes provides a stronger incentive to increase shareholder value. Under the fixed share policy, a decline in the stock price is not rewarded by an increase in the number of shares covered by the option grant, and an increase in the stock price is not penalized by a decrease in the number of shares. Rather, the number has remained fixed at a level which, when taken together with the rest of the executive's compensation, at the time of grant provides a total compensation opportunity which approximates the midpoint of the Towers Perrin Study for similar sized companies. The fixed share policy (like the EVA bank described below) makes the ultimate competitive position of the actual realized value of the Company's total compensation opportunities for its executive officers dependent on Company performance. That is, the realized value of the executive's total compensation opportunities will be above average if the Company performs well and below average if it performs poorly.

Economic Value Added and the EVA Plan

   The primary financial objective of the Company is to increase shareholder value. To support that effort the Company uses a financial performance measurement system called Economic Value Added. EVA is the internal measure of operating and financial performance that, in the opinion of Stern Stewart and the Company, best reflects the change in shareholder value. EVA can be more specifically defined as the economic profit generated by the business, less a charge for the use of capital. Economic profit is an after-tax measure of operating results which differs from normal accounting profit as the consequence of certain adjustments for non-economic charges. The capital charge (or cost of capital) is the weighted average cost of (i) equity capital based upon a 30-year U.S. Treasury Bond yield plus the product of the average equity risk premium and the business risk index for the Company, and (ii) debt capital equal to the after-tax cost of long-term debt.

   EVA provides a framework within which management can make decisions that will build long-term value for the Company and its shareholders rather than focus on short-term results. The Committee takes the view that the financial marketplace is a competition for scarce capital. Management of the Company is charged with the task of putting that scarce capital to work efficiently to earn the best possible returns. As long as the Company is investing in projects that earn a rate of return higher than its cost of capital, then in accordance with Stern Stewart's view of the fundamental forces which drive the capital markets, investors will earn a return in excess of their required reward and the Company's capital or stock should command a premium in the marketplace.

   There are four key elements to the Company's incentive compensation philosophy which are incorporated into the EVA Plan and are summarized below.

  1. There is only one cash bonus plan, which uses the same measurement system for both short-term and long-term bonuses to provide a more substantial incentive for increasing shareholder value.

  2. Long-range goals, resource allocation decisions, capital expenditures, acquisitions and operating performance are all evaluated in terms of EVA.

  3. EVA targets for executive officers are separated from the budgetary and strategic planning processes and are set and revised according to a predetermined formula which rewards long-term continuous improvement and penalizes negative performance. Under the formula, the Company's target EVA performance for a fiscal year will be the prior year's target plus 50% of the difference between that target and actual EVA performance if the actual EVA performance equals or exceeds the target or, if it does not, it will be the prior year's target less an amount equal to 30% of the difference between that target and the actual EVA performance.

  4. The potential bonus has no ceiling on the upside and no floor on the downside. Individual target incentive awards (also called "current bonuses") under the EVA Plan represent up to 80% of the individual's salary for the fiscal year. Bonuses earned in excess of target incentive compensation are considered exceptional and are "banked forward" (i.e., deferred) in an EVA incentive compensation bank ("Bank") maintained for the participant, with any excess between 100% and 150% of target being credited to a stock account in the Bank and the remainder to a cash account. The participant has no vested right to receive the amounts credited to either account, and their full payout is contingent upon continued successful performance. Amounts in the stock account are invested and paid in shares of the Company's Common Stock (with automatic dividend reinvestment), with the timing and value of the distributions dependent upon performance. Any amounts remaining in the stock account after ten years from initial deposit are paid at that time. No interest is earned on amounts in the cash account, and negative performance can eliminate them and create a negative balance which will be offset against any future deposits to the cash account.

   The Company's incentive compensation has been determined using the concepts of Economic Value Added since fiscal 1993. Following a review by the Consultants of the EVA Plan's first year of operations, the Committee elected to make certain modifications to the EVA Plan effective for fiscal 1994. Those modifications increased the difficulty of receiving incentive compensation by reducing the compensation paid for a given level of performance. In addition, the current bonus portion payable in a fiscal year was reduced from 150% to 100% of target incentive compensation, thereby increasing the long-term incentive component. Effective for fiscal 1998, the Committee further modified the EVA Plan to include the Bank's stock account feature described above.

   The objectives underlying the EVA incentive compensation program are to more closely link incentive awards to value added for shareholders, and to provide a culture of performance and ownership among the Company's managers and senior executives. This requires management to share some of the Company's business risk with shareholders, provides the opportunity for the upside potential that results from the creation of value and, as a result, helps managers think like owners. Accordingly, the program rewards long-term continuous improvements in shareholder value.

CEO Compensation

   J. Michael Hagan, the Chairman of the Board and Chief Executive Officer of the Company, received a base salary of $420,000 in fiscal 1998 and had an individual target incentive award under the EVA Plan of 80% of his fiscal year salary, which is the same rate of participation he has had in the EVA Plan since its inception. The Committee subjectively increased Mr. Hagan's base salary to $445,000 for fiscal 1999, which was at the midpoint of the Towers Perrin Study, and maintained his rate of participation in the EVA Plan.

   For fiscal 1999, Mr. Hagan was paid a current bonus of $356,000 and a long-term bonus valued at $332,722 pursuant to the formulaic terms of the EVA Plan. The long-term bonus was comprised of $304,440 cash and 2,407 shares of the Company's Common Stock (valued at their $11.75 per share fair market value on the payout date). In addition, in accordance with the EVA Plan $178,000 of potential long-term incentive compensation was deferred and deposited to his stock account in the EVA Bank (which was invested pursuant to the EVA Plan in stock units representing approximately 10,494 shares of the Company's Common Stock at an average purchase price of $16.9623 per share, which was greater than the then fair market value of the Common Stock) and $231,400 to his cash account.

   Mr. Hagan was awarded 70,000 shares of nonqualified stock options during fiscal 1999 at an exercise price of $20.375 per share, which was the price of the Company's stock on the date of grant. The options vest over four years and have a term of ten years. This award is consistent with the Company's fixed-share stock option policy discussed above.

                                       William D. Cvengros (Chairman)
                                       H. David Bright (Retired June 1998)
                                       William C. Shepherd

Summary Compensation Table

   The following table sets forth certain compensation paid or accrued for (i) the fiscal year ended January 30, 1999 to the Company's five executive officers at the end of that year and (ii) the two prior fiscal years to the individuals who were executive officers of the Company during those fiscal years.

                                                                  Long-Term Compensation
                                                             --------------------------------
                                   Annual Compensation               Awards          Payouts
                              ------------------------------ ----------------------- --------
                                                   Other     Restricted  Securities
                                                   Annual      Stock     Underlying    LTIP    All Other
        Name and         Year  Salary   Bonus   Compensation  Award(s)  Options/SARs Payouts  Compensation
   Principal Position     (A)  ($)(B)   ($)(B)     ($)(C)      ($)(D)       (#)       ($)(E)     ($)(F)
   ------------------    ---- -------- -------- ------------ ---------- ------------ -------- ------------
J. Michael Hagan........ 1999 $445,000 $356,000   $ 2,480       $ 0        70,000    $332,722  $    7,553
 Chairman of the Board & 1998 $420,000 $336,000   $ 2,691       $ 0        70,000    $234,900  $    6,675
 Chief Executive Officer 1997 $390,000 $312,000   $ 3,648       $ 0        70,000    $149,549  $    7,036

Terrence A. Noonan...... 1999 $351,000 $245,700   $68,769       $ 0        42,000    $231,869  $1,841,663
 Former President &
  Chief                  1998 $335,000 $234,500   $84,240       $ 0        42,000    $163,405  $    6,630
 Operating Officer(G)    1997 $315,000 $220,500   $85,186       $ 0        42,000    $101,783  $    7,104

Monty A. Houdeshell..... 1999 $252,000 $151,200   $51,103       $ 0        18,000    $143,729  $    7,757
 Vice President &        1998 $240,000 $144,000   $48,268       $ 0        18,000    $102,364  $    6,624
 Chief Financial Officer 1997 $225,750 $135,450   $45,369       $ 0        18,000    $ 65,504  $    7,005

Dominick A. Arena....... 1999 $250,000 $      0   $     0       $ 0        12,000    $      0  $    7,098
 Former Vice President-- 1998 $237,500 $ 78,750   $     0       $ 0        12,000    $      0  $    5,435
 Healthcare & President
 of Medex, Inc.(H)

Joseph R. Grewe......... 1999 $233,200 $ 81,620   $    35       $ 0        12,000    $ 52,131  $    7,056
 Vice President--        1998 $220,000 $ 98,300   $     0       $ 0        12,000    $ 26,300  $   34,707
 Operations (I)

-------
(A) Fiscal year ended on or about January 31.

(B) Amounts shown include cash compensation earned and received by the executive officers, as well as amounts earned but deferred at their election. Mr. Grewe's bonus for fiscal 1998 includes $32,300 which the Company agreed at the time of his employment to pay him upon his first anniversary with the Company.

(C) The amounts shown in this column for fiscal 1999 include the fair market value on the date of distribution of shares acquired upon the reinvestment of dividends credited during the fiscal year to the stock accounts in the EVA Bank described below under "Long-Term Incentive Compensation," as follows: Mr. Hagan: $200 (17 shares); Mr. Noonan: $129 (11 shares); Mr.
    Houdeshell: $82 (7 shares); and Mr. Grewe: $35 (3 shares). The other amounts shown for Mr. Hagan represent tax reimbursements. The other amounts shown for Mr. Noonan for fiscal 1997, 1998 and 1999 include tax reimbursements ($2,730, $2,076 and $2,470, respectively) and the estimated value ($64,470, $62,930 and $44,254, respectively) of a relocation loan made to him in July 1992 that he repaid during fiscal 1999. The other amounts shown for Mr. Houdeshell include (i) for fiscal 1997, 1998 and 1999, tax reimbursements ($8,435, $8,305 and $9,346 respectively), (ii) the value ($10,365, $11,665 and $11,665, respectively) for federal income tax purposes of the personal use of his Company automobile and (iii) reimbursements ($12,563, $14,234 and $15,036, respectively) for certain expenses under the Company's supplemental medical reimbursement plan. All of Mr. Houdeshell's and Mr. Noonan's amounts also include the estimated value of certain other personal benefits received during the respective fiscal years that were generally available to executive officers, including amounts allocated for the use of Company automobiles and reimbursements for certain expenses under the Company's supplemental medical reimbursement plan. No information is presented concerning the value of the personal benefits provided to Messrs. Hagan, Arena or Grewe during any of the fiscal years presented, because such value does not exceed the lesser of $50,000 or ten percent of the executive officer's salary and bonus for the fiscal year.

(D) There are no outstanding grants of restricted stock to any of the named executive officers.

(E) The amounts shown in this column for fiscal 1999 are comprised of cash and shares of the Company's Common Stock valued at their $11.75 fair market value per share on the payment date, as follows: Mr. Hagan: $304,440 cash and 2,407 shares; Mr. Noonan: $212,117 cash and 1,681 shares;
    Mr. Houdeshell: $131,603 cash and 1,032 shares; and Mr. Grewe: $46,573 cash and 473 shares.

(F) Amounts shown for fiscal 1997 and 1998 represent Company contributions to defined contribution plans, except for Mr. Grewe's fiscal 1998 amount which consists of those contributions ($5,438) and certain amounts paid or reimbursed in connection with his relocation to Ohio ($29,269). Amounts shown for fiscal 1999 for Messrs. Hagan, Houdeshell, Arena and Grewe are comprised of those plan contributions ($6,974, $7,504, $6,895 and $6,937) and the amount of undistributed stock units credited to their stock accounts in the EVA Bank during the fiscal year upon the reinvestment of dividends, valued at the reinvestment price of $16.9623 per share (which was greater than the fair market value of the underlying Common Stock on the date of reinvestment), as follows: Mr. Hagan: $579 (34 units); Mr.
    Houdeshell: $253 (15 units); Mr. Arena: $203 (12 units); and Mr. Grewe:
    $119 (7 units). Amounts shown for fiscal 1999 for Mr. Noonan include those plan contributions ($10,345) and up to $1,831,318 in the aggregate of certain compensation and benefits paid or potentially payable for three and one-half years following his retirement, including among other things his EVA Bank cash account balance ($706,788) and stock account balance ($39,786, representing 3,386 shares valued at their $11.75 per share fair market value upon payout), certain retirement compensation payable until September 30, 2000 ($555,750) and two additional years of benefits under the Company's Supplemental Executive Retirement Plan ($461,534), but excluding benefits payable in the normal course after age 65 under that Plan and any realized value on unexercised stock options. See "Relocation, Retirement and Other Arrangements" below.

(G) Mr. Noonan retired on March 1, 1999. See "Relocation, Retirement and Other Arrangements" below.

(H) Mr. Arena ceased to be an executive officer of the Company effective January 31, 1999.

(I) This was Mr. Grewe's principal position during fiscal 1999. He currently is the Company's Executive Vice President--Commercial.

Stock Options

   The following tables set forth information in respect of the individuals named in the Summary Compensation Table concerning stock option grants and exercises during fiscal 1999 and unexercised options held as of the end of that fiscal year.

                      Option Grants in Last Fiscal Year(A)

                                                                                   Grant Date
                                Individual Grants                                    Value
---------------------------------------------------------------------------------- ----------
                             Number of        % of Total                           Grant Date
                             Securities     Options Granted Exercise or             Present
                         Underlying Options to Employees in Base Price  Expiration   Value
          Name             Granted (#)(B)     Fiscal Year    ($/sh)(C)     Date    ($)(D)(E)
          ----           ------------------ --------------- ----------- ---------- ----------
J. Michael Hagan........       70,000            18.8         $20.375    3/23/08    $753,200
Terrence A. Noonan......       42,000            11.3         $20.375    3/23/08    $451,920
Monty A. Houdeshell.....       18,000             4.8         $20.375    3/23/08    $193,680
Dominick A. Arena.......       12,000             3.2         $20.375    3/23/08    $129,120
Joseph R. Grewe.........       12,000             3.2         $20.375    3/23/08    $129,120

--------
(A) No SARs were granted to any of the named executive officers during the last fiscal year.

(B) The options are exercisable in incremental amounts equal to 25% of the underlying shares of Common Stock on each anniversary of the grant date, with full vesting occurring on the fourth anniversary date. The options were granted for a term of 10 years, subject to earlier termination in certain events related to termination of employment. Under the terms of the Company's 1995 Stock Incentive Plan, the Compensation Committee cannot reprice the options but otherwise retains discretion, subject to plan limits, to modify the terms of outstanding options.

(C) Subject to certain conditions, the exercise price may be paid by delivery of already owned shares and the tax withholding obligations related to exercise may be paid by offset of the underlying shares.

(D) These values were calculated using the Black-Scholes option pricing model. In addition to the stock price at time of grant and the exercise price (which are identical) and the ten-year term of each option (with exercise assumed to occur at the end of such term), the following assumptions were used to calculate the values shown: (i) expected dividend yield of 0.59%, which is the yield of the Company's Common Stock as of the grant date;
     (ii) expected stock price volatility of 0.343, which is the volatility for the total shareholder return of the Company's Common Stock for the nine years prior to the grant date; and (iii) risk-free rate of return of 5.81%, which is equal to the yield as of the grant date on zero-coupon U.S. Government bonds with a remaining term equal to the expected life of the options.

(E) If these values ($10.76 per share) were calculated on the first anniversary of the grant date, they would be almost two-thirds less ($3.74 per share) based on the above assumptions but using a current expected dividend yield of 1.02%, expected stock volatility of 0.346 and risk-free rate of 5.54%, as follows: Mr. Hagan: $261,800; Mr. Noonan: $157,080; Mr.
     Houdeshell: $67,320; Mr. Arena: $44,880; and Mr. Grewe: $44,880. The Black-Scholes model is a complicated mathematical formula which is widely used and accepted for valuing traded stock options. The model is premised on immediate exercisability and transferability of the options, which is not the case for the Company's options granted to executive officers. Therefore, the values shown are theoretical and are not intended to reflect the actual values the recipients may eventually realize. Any ultimate value will depend on the market value of the Company's stock at a future date.

              Aggregated Option Exercises In Last Fiscal Year and
                        Fiscal Year End Option Values(A)

                                                Number of Securities      Value of Unexercised
                                               Underlying Unexercised     In-the-Money Options
                           Shares              Options at Fiscal Year      at Fiscal Year End
                         Acquired on  Value          End (#)(D)                  ($)(C)
                          Exercise   Realized ------------------------- -------------------------
          Name             (#)(B)     ($)(C)  Exercisable Unexercisable Exercisable Unexercisable
          ----           ----------- -------- ----------- ------------- ----------- -------------
J. Michael Hagan........   42,998    $657,511   473,000      175,000    $2,509,533    $305,157
Terrence A. Noonan......   15,023    $267,128   240,397      105,000    $1,222,044    $183,095
Monty A. Houdeshell.....   21,750    $298,609   175,000       45,000    $  990,220    $ 78,470
Dominick A. Arena.......      --          --      3,000       21,000    $    7,688    $ 23,063
Joseph R. Grewe.........      --          --      9,000       27,000    $   26,813    $ 42,188

--------
(A) No information is presented concerning SARs because none has been granted by the Company.

(B) The options covering these shares were granted to Messrs. Hagan and Houdeshell in March 1988 and to Mr. Noonan in March 1989 at per share exercise prices of $5.58333 and $6.65625, respectively, representing the fair market value of the underlying Common Stock at the date of grant.

(C) Calculated based upon the market value of the underlying Common Stock at the exercise date (from $19.3125 to $24.4375 per share) or fiscal year end ($13.0625 per share), as the case may be, minus the exercise price.

(D) The unexercisable options vest over the next four years, but will become immediately vested in the event of the holder's retirement or death. All of Mr. Noonan's unexercisable options vested in connection with his retirement. See "Relocation, Retirement and Other Arrangements" below.

Long-term Incentive Compensation

   Under the EVA Plan described above under "Compensation Committee Report on Executive Compensation," executive officers and other key employees are eligible to receive certain long-term incentive compensation based upon the Company's EVA and stock performance. There is no limitation on the total incentive compensation that a participant may earn or lose for a fiscal year under the EVA Plan. However, a participant is only eligible to receive his or her target bonus for a given fiscal year, with any excess between 100% and 150% of target being deferred and credited to a stock account and the balance to a cash account in an EVA incentive compensation bank ("Bank") maintained for the participant. Amounts in the stock account are "invested" in hypothetical stock units (with automatic dividend reinvestment), which upon distribution are converted on a one-for-one basis into and paid in shares of the Company's Common Stock. No interest is earned on amounts in the cash account. The participant has no vested right to receive the amounts credited to either account. Rather, the unconditional vesting and full payout of the Bank are subject to certain conditions, including future positive EVA performance.

   The timing and amount of distributions from the Bank are dependent upon performance. At the end of each fiscal year for which performance is being measured under the EVA Plan, a participant is eligible to receive a payment from the Bank, as follows: (a) an amount equal to one-third of (i) the participant's beginning cash account balance for the fiscal year less (ii) any reductions resulting from negative EVA performance for the fiscal year; and (b) if the cash account is positive, one-third of the stock account in shares of the Company's Common Stock. Negative cash account balances are carried forward in the Bank to offset any future additions to the cash account. Any amounts remaining in the stock account after ten years from initial deposit are paid at that time.

   The following tables set forth for each of the individuals named in the Summary Compensation Table, a reconciliation of activity in their cash and stock accounts of the EVA Plan Bank for the fiscal year ended January 30, 1999.

                          EVA Plan Bank--Cash Account

                                       Fiscal Year Ended January 30, 1999
                                     ----------------------------------------
                                     Beginning    LTIP     Amounts    Ending
                Name                  Balance  Payouts(A)  Banked    Balance
                ----                 --------- ---------- ---------  --------
J. Michael Hagan.................... $913,319   $304,440  $ 231,400  $840,279
Terrence A. Noonan.................. $636,350   $212,117  $ 282,555  $706,788(B)
Monty A. Houdeshell................. $394,809   $131,603  $  98,280  $361,486
Dominick A. Arena................... $ 45,360   $      0  $(116,375) $(71,015)
Joseph R. Grewe..................... $139,720   $ 46,573  $  53,053  $146,200

--------
(A) These amounts are included in the "LTIP Payouts" column of the Summary Compensation Table.

(B) This amount was subsequently distributed to Mr. Noonan in connection with his retirement. See "Relocation, Retirement and Other Arrangements" below.

                        EVA Plan Bank--Stock Account(A)

                                       Fiscal Year Ended January 30, 1999
                         --------------------------------------------------------------
                                          Dividend
                         Beginning -----------------------    LTIP      Units   Ending
          Name            Balance  Reinvests(B) Payouts(B) Payouts(C) Banked(D) Balance
          ----           --------- ------------ ---------- ---------- --------- -------
J. Michael Hagan........   7,224        51          17       2,407     10,494   15,345
Terrence A. Noonan......   5,042        36          11       1,681          0    3,386(E)
Monty A. Houdeshell.....   3,096        22           7       1,032      4,457    6,536
Dominick A. Arena.......   1,693        12           0           0          0    1,705
Joseph R. Grewe.........   1,419        10           3         473      2,406    3,359

--------
(A) The numbers shown are hypothetical stock units which upon distribution are converted on a one-for-one basis into and paid in shares of the Company's Common Stock.

(B) Reinvestment on January 30, 1999 of accumulated dividends at an average purchase price of $16.9623 per share, which was greater than the $13.0625 per share fair market value of the Company's Common Stock on that date. For each of the named individuals, the value of his dividend reinvestment share payout is included in the "Other Annual Compensation" amounts shown in the Summary Compensation Table, while the value of his remaining reinvestments is included in the "All Other Compensation" amounts of the Table.

(C) The value of these payouts is included in the "LTIP Payouts" amounts shown in the Summary Compensation Table.

(D) Acquired at an average purchase price of $16.9623 per share, which was greater than the $11.75 per share fair market value of the Company's Common Stock on the date of purchase.

(E) These units were subsequently converted into shares of the Company's Common Stock and distributed to Mr. Noonan in connection with his retirement. See "Relocation, Retirement and Other Arrangements" below.

Retirement Plan

   The following table shows the estimated annual benefit payable (rounded to the nearest thousand and before giving effect to the benefit reductions described below) upon retirement to participants in the Company's Supplemental Executive Retirement Plan at the specified compensation and years-of-service classifications.

                               Pension Plan Table

                                                          Years of Service
      3-Year Average                                 ---------------------------
      Remuneration*                                     5       10    15 or More
      --------------                                 ------- -------- ----------
      $300,000...................................... $50,000 $100,000  $150,000
       350,000......................................  58,000  117,000   175,000
       400,000......................................  67,000  133,000   200,000
       450,000......................................  75,000  150,000   225,000
       500,000......................................  83,000  167,000   250,000
       550,000......................................  92,000  183,000   275,000
       600,000...................................... 100,000  200,000   300,000
       650,000...................................... 108,000  217,000   325,000
       700,000...................................... 117,000  233,000   350,000
       750,000...................................... 125,000  250,000   375,000
       800,000...................................... 133,000  267,000   400,000
       850,000...................................... 142,000  283,000   425,000
       900,000...................................... 150,000  300,000   450,000
       950,000...................................... 158,000  317,000   475,000

--------
* Represents the average annual compensation paid for the three highest compensation years during the five calendar years preceding retirement.

   The compensation covered by the plan (which generally will not be the same as the fiscal year amounts reported in the "Annual Compensation" columns of the Summary Compensation Table) is the aggregate calendar year earnings included in the participant's income for federal tax purposes plus any compensation deferred by the participant, but excluding any amounts associated with nonrecurring payments such as moving expenses, long-term incentive plan payouts and stock option exercises. The three-year average remuneration under the plan as of the end of the last calendar year for J. Michael Hagan, Terrence A. Noonan, Monty A. Houdeshell, Dominick A. Arena and Joseph R. Grewe was approximately $739,000, $571,000, $367,000, $293,000 and $295,000 respectively.

   The benefit is reduced by the Company-provided portion of the benefit payable from the Company's Employees' Profit-Sharing-Retirement Plan, the benefit payable from Social Security and any other benefit payable to the participant from any tax-qualified retirement plan. Benefits generally become payable at age 65 and are paid in an annuity over the life of the participant. If the participant dies after retirement and leaves a surviving spouse, the surviving spouse receives an annuity of 50% of the amount the participant was receiving. If the participant dies before retirement and leaves a surviving spouse, the surviving spouse receives as a death benefit an annuity of 50% of the annual earnings of the participant immediately before death. A participant is not vested in his or her benefit for the first five years of service, but then becomes vested gradually between the sixth and fifteenth years of service, with full vesting after fifteen years of service (eleven years in the case of Mr. Arena). Should Mr. Arena achieve eleven years of service, his pension benefit will be calculated as if he had fifteen years of service. The years of credited service through January 30, 1999 for Messrs. Hagan, Noonan, Houdeshell, Arena and Grewe are 31, 25, 11, 3 and 3 years, respectively.

Performance Graph

   The following graph compares the five-year cumulative total return on the Company's Common Stock to the total returns on the Russell 2000 and the Russell 2000: Materials and Processing. The Company previously included the Russell 2000: Producer Durables in its performance graph. During 1998, the Company was advised that it had been unilaterally reclassified by Russell/Mellon Analytical Services from that index to the Russell 2000:
Materials and Processing index. Accordingly, the performance graph now uses this latter index for comparison purposes. This comparison assumes in each case that $100 was invested on January 31, 1994 and all dividends were reinvested. The Company's fiscal year ends on or about January 31.

                                                                   Russell 2000:
                                                                    Materials &
                                               Furon  Russell 2000  Processing
                                               ------ ------------ -------------
      "1994".................................. 100.00    100.00       100.00
      "1995".................................. 136.05     93.99        89.69
      "1996".................................. 114.01    122.14       106.75
      "1997".................................. 147.77    145.28       122.81
      "1998".................................. 242.55    171.54       135.48
      "1999".................................. 164.20    172.11       115.53

Change In Control Agreements

   Messrs. Hagan, Houdeshell and Grewe each has a change in control agreement with the Company that provides for the payments described below if his employment is terminated while the agreement is in effect within six months before or within up to three years following certain "events." The amounts are not payable, however, if the termination of employment was due to death or disability, by the Company for cause, or by the individual without good reason upon the terms provided in the agreement.

   The "events" that trigger payments under the change in control agreements include (1) the dissolution or liquidation of the Company, (2) certain mergers, consolidations or reorganizations of the Company, (3) certain sales or transfers of substantially all of the Company's business or assets, and (4) a "change in control," which is deemed to include (a) the acquisition of 20% or more of the outstanding voting securities of the Company by certain persons (other than the individual acting on his own or as part of a group or any employee benefit or stock plan of the Company) and (b) certain changes in the membership of the Board.

   The payments under the change in control agreements are (1) if the individual has not been paid his or her incentive compensation for the fiscal year preceding termination of employment, an amount equal to the highest of the three preceding total incentive compensation payments made to him or her in respect of a fiscal year (the "Incentive Payment"), plus (2) a pro rata share (based upon the portion of the fiscal year preceding the termination of employment) of the Incentive Payment, plus (3) three (for Mr. Hagan) or two (for all others) times the sum of (a) the individual's highest annual base salary within the two years prior to termination of employment, and (b) the Incentive Payment. In addition, an individual who is eligible for the above cash payments is entitled to continued participation in the Company's life, health, accident and disability insurance plans for up to two or, for Mr. Hagan, three years following termination of employment. Furthermore, in the event of termination following an "event" for any reason other than by the Company for cause, the individual is entitled to purchase his Company car at its then wholesale value and to retain any existing club memberships upon reimbursement of the membership costs to the Company, and no relocation loan to him will be accelerated. Payments to an individual under the change in control agreement will be increased ("grossed up") to the extent necessary to offset any resulting federal or state excise taxes.

   In the event of the occurrence of an "event" triggering cash payments under the change in control agreements and assuming termination of employment on September 15, 1999, the aggregate estimated cash payments (excluding any gross-up amount paid to offset any excise taxes) to J. Michael Hagan, Monty A. Houdeshell and Joseph R. Grewe would be approximately $3,953,164, $1,331,906 and $888,369, respectively. If any of them terminates without good reason within six months of an event, the above amounts would not be payable, but he would be entitled to a severance payment equal to six months' base salary.

Acceleration of Benefits

   The Company's Supplemental Executive Retirement Plan, 1982 and 1995 Stock Incentive Plans and Economic Value Added (EVA) Incentive Compensation Plan all provide for the vesting of certain benefits upon the happening of any of the "events" described above under "Change in Control Agreements." If an "event" occurs, then (1) all outstanding stock options, restricted stock and other awards under the 1982 and 1995 Stock Incentive Plans become immediately vested,
(2) all benefits under the Supplemental Executive Retirement Plan are paid immediately in a cash lump sum to the participant or, if the participant has so elected, a grantor trust funded for the purpose of paying the participant's benefits, with such benefits to be determined in either case based upon a minimum of 10 years of service, or, if greater, the employee's actual years of service plus five (but not to exceed 15 years) and (3) the account balances under the Economic Value Added (EVA) Incentive Compensation Plan are immediately payable. A participant who elected to have his or her benefits under the Supplemental Executive Retirement Plan paid to a grantor trust upon an event will be paid those benefits from the trust in accordance with the regular terms of the Plan, unless his or her employment with the Company terminates for any reason within less than two years of the event, in which case the participant at that time will be paid his or her benefits directly in a cash lump sum similar to that described above.

Relocation, Retirement and Other Arrangements

   In July 1992, the Company provided Terrence A. Noonan an approximately $700,000 residential relocation loan. Mr. Noonan repaid the loan in full during the fiscal year ended January 30, 1999. The loan had been secured by a second trust deed on the residence and was effectively non-interest bearing at the time of repayment.

   In June 1988, the Company provided Monty A. Houdeshell a $325,000 residential relocation loan. During the fiscal year ended January 30, 1999, Mr. Houdeshell repaid the loan in full, together with accrued interest for the fiscal year of approximately $19,100. The loan had been secured by a second trust deed on the residence and was bearing interest at the time of repayment at the same rate as was charged from time to time under the first trust deed.

   Terrence A. Noonan resigned as the President and a director of the Company effective February 15, 1999 in connection with his retirement from the Company on March 1, 1999. Following his retirement, Mr. Noonan was paid the balances in his cash and stock accounts in the EVA Bank described above in "Long-Term Incentive Compensation." (The Company and Mr. Noonan agreed to waive the EVA Plan provision which would require those amounts, plus a pro rated bonus for fiscal 2000, to be paid in March 2000 after any reductions for negative EVA performance.) Also upon his retirement and in accordance with the retirement provisions of the Company's Stock Incentive Plans, all of Mr. Noonan's unexercisable stock options set forth above in "Stock Options" immediately vested in full, and Mr. Noonan will have until the earlier of February 28, 2002 and the expiration of the applicable option term to exercise them. Further, in accordance with the terms of the Supplemental Executive Retirement Plan described above in "Retirement Plan," Mr. Noonan's annual benefit was established at $230,767. The Company agreed to commence the monthly payment of those benefits on October 1, 2000 following Mr. Noonan's 63rd birthday rather than at age 65.

   To memorialize these arrangements, Mr. Noonan and the Company entered into an agreement which also provides, among other things, for the additional retirement compensation and benefits described below. Until September 30, 2000, Mr. Noonan has agreed not to compete with the Company and the Company will pay Mr. Noonan retirement compensation of $29,250 per month and continue basic medical, dental and supplemental medical reimbursement insurance for Mr. Noonan and his spouse at an estimated cost to the Company of approximately $17,500 (based on current rates). Mr. Noonan has the option to convert and continue the basic medical and dental coverage after September 30, 2000, in which case (i) the Company will pay Mr. Noonan's monthly premiums until the earlier of March 31, 2002 (at a cost to the Company of approximately $6,600 based on current rates) or such time as he acquires medical and dental coverage through other means, and (ii) between April 1, 2002 and October 31, 2002, the Company will reimburse Mr. Noonan for up to $7,000 (maximum of $1,000 per month) for the cost of personal medical insurance unless Mr. Noonan qualifies for Medicare or other medical insurance. Until September 30, 1999, Mr. Noonan is entitled to continued use of his Company car (at a cost to the Company of approximately $8,900), to reimbursement of his monthly country club membership dues (at a cost to the Company of approximately $2,500) and to acquire that membership from the Company at its then fair market value determined by the club (which is expected to be lower than its original $45,000 purchase price).

   At the Company's request, Joseph R. Grewe is relocating from Ohio to the Company's headquarters in California. In connection with the relocation, the Company has agreed to pay or reimburse Mr. Grewe in fiscal 2000 for all reasonable and customary costs associated with the sale of his Ohio residence and purchase of his California residence and up to $49,500 of related expenses or costs, which amounts will be increased ("grossed up") to the extent necessary to offset any resulting federal or state income taxes. The Company has also agreed to pay for Mr. Grewe's moving expenses and provide him a five-year non-interest bearing loan in the amount of $350,000 under the Company's Employee Relocation Assistance Plan.

Section 16(a) Beneficial Ownership Reporting Compliance

   Section 16(a) of the Exchange Act requires the Company's directors and executive officers and persons who own more than 10% of the Common Stock to file with the Securities and Exchange Commission and the New York Stock Exchange initial reports of beneficial ownership and reports of changes in beneficial ownership of Common Stock and other equity securities of the Company. Such persons are required by regulations of the Exchange Act to furnish the Company with copies of all Section 16(a) forms they file. Based solely on the Company's review of the copies of the reports it has received and written representations from certain reporting persons to the effect that they were not required to file Forms 5 for the last fiscal year, the Company believes that all its reporting persons complied with the Section 16(a) filing requirements applicable to them with respect to transactions during fiscal 1999, except for R. David Threshie. Mr. Threshie inadvertently filed a report on Form 4 late relating to the purchase in June 1998 of 4,000 shares of the Company's Common Stock.

                                                                     SCHEDULE II

                                LEHMAN BROTHERS

                                                              September 17, 1999

Board of Directors
Furon Company
29982 Ivy Glenn Drive
Laguna Niguel, CA 92677

Members of the Board:

   We understand that Furon Company ("Furon" or the "Company") has entered into an agreement with Norton Company ("Norton"), an indirect wholly-owned subsidiary of Compagnie de Saint-Gobain, pursuant to which an indirect wholly-owned subsidiary of Norton will promptly commence a tender offer to purchase all outstanding shares of common stock of Furon for $25.50 per share in cash and as promptly thereafter as practicable, will merge with Furon and each outstanding share of common stock of Furon not previously tendered would be converted into the right to receive $25.50 in cash (the "Proposed Transaction"). In addition, all outstanding options to purchase shares of common stock of Furon will be exchanged for cash in an amount equal to the excess, if any, of $25.50 over the per share exercise price of such option, multiplied by the number of shares of common stock of Furon underlying such option. The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement and Plan of Merger in the form of the latest draft dated September 17, 1999 (the "Agreement").

   We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company's shareholders of the consideration to be offered to such shareholders in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company's underlying business decision to proceed with or effect the Proposed Transaction.

   In arriving at our opinion, we reviewed and analyzed: (1) the Agreement and the specific terms of the Proposed Transaction, (2) publicly available information concerning the Company that we believe to be relevant to our analysis, (3) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, (4) publicly available estimates of the future financial performance of the Company prepared by third party research analysts, (5) a trading history of the Company's common stock from September 16, 1994 to the present and a comparison of that trading history with those of other companies that we deemed relevant,
(6) a comparison of the historical financial results and present financial condition of the Company with those of other companies that we deemed relevant,
(7) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other transactions that we deemed relevant, and (8) the results of strategic discussions engaged in by the Company with various third parties regarding a business combination involving the Company. In addition, we have had discussions with the management of the Company concerning its business, operations, assets, financial condition and prospects and have undertaken such other studies, analyses and investigations as we deemed appropriate.

   In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without assuming any responsibility for independent verification of such information and have further relied upon the assurances of management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of the Company for the fiscal year ended January 31, 2000, upon advice of the Company we have assumed that the projections prepared by the Company have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and that the Company will perform substantially in accordance with such projections. With respect to the fiscal year ended January 31, 2001, we understand that the Company management has not prepared, and therefore we have not been provided with, financial projections for the Company. Accordingly, upon advice of the Company, we have assumed that publicly available estimates prepared by third party research analysts are a reasonable basis on which to evaluate and analyze the financial performance of the Company for the fiscal year ended January 31, 2001 and that the Company will perform substantially in accordance with such estimates. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company. In addition, you have not authorized us to formally solicit, and we have not so solicited, proposals or offers from third parties with respect to a purchase of the Company. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

   Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the consideration to be offered to the Company's shareholders in the Proposed Transaction is fair to such shareholders.

   We have acted as financial advisor to the Company in connection with the Proposed Transaction and will receive a fee for our services, a portion of which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion. We also have performed various investment banking services for the Company in the past and have received customary fees for such services. In the ordinary course of our business, we actively trade in the debt and equity securities of the Company for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

   This opinion is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any shareholder of the Company as to whether to accept the consideration to be offered to the shareholders in connection with the Proposed Transaction.

                                          Very truly yours,

                                          LEHMAN BROTHERS

                                      II-2